SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-SB



                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                   OR 12(g) OF THE SECURITIES EXCHANGE OF 1934


                        Global Seafood Technologies, Inc.
                        ---------------------------------
                 (Name of Small Business Issuer in Its Charter)


State of Nevada                                                  95-4117828
---------------                                                  ----------
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)


                  555 Bayview Avenue, Biloxi, Mississippi 39530
                  ---------------------------------------------
                    (Address of Principal Executive Offices)


                                 (228) 435-3632
                                 --------------
                            Issuers telephone number


Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:


                                  Common Stock
                                  ------------
                                (Title of class)

                                     PART I

ITEM 1.  DESCRIPTION OF THE BUSINESS

GENERAL

     The company's principal line of business is the full-service processing, packaging, and storage of shrimp and other seafood. This business is principally conducted through a wholly-owned subsidiary, Custom Pack, Inc. ("Custom Pack"). The company maintains an Aquaculture Division within Custom Pack, which is engaged in the production of freshwater prawns. The company also packages and distributes recreational fishing bait products through its Killer Bee, Inc. subsidiary.

     Custom Pack was incorporated under the laws of the State of Mississippi on February 15, 1988. Through a reverse merger completed on October 31, 1995, Custom Pack became a wholly-owned subsidiary of International Custom Pack, Inc., the successor in name to predecessor entities Enviro Solutions International, Inc. and Rue de Rivoli Perfumeries of America, Ltd., incorporated in Nevada on May 29, 1986. On December 21, 1998 the company changed its name to Global Seafood Technologies, Inc. to reflect the expansion of business activities beyond the core business of seafood processing and packaging. The expanded activities include production of seafood, and processing, packaging, and distribution of bait products for recreational fishing.

INDUSTRY OVERVIEW AND COMPETITION

     According to data provided by the United Nations Food and Agricultural Organization, the annual worldwide market for seafood products is in excess of $50 billion, of which the United States market is approximately $8 billion. Consumption demand for seafood products, and principally shrimp, has risen steadily throughout the last two decades.

     The worldwide market for shrimp is the largest segment of the industry at $30 billion. The United States shrimp market was estimated at $2.5 billion. Shrimp is the number one seafood in this country, with annual consumption averaging 2.7 lbs per person in 1997. Approximately 75% of the shrimp consumed worldwide are caught in the oceans, and about 25% are grown in aquaculture.

     The seafood industry is very fragmented. It is characterized by thousands of suppliers and middlemen throughout the distribution chain from product procurement, to wholesale distributors, and to retail food stores or restaurants. Seafood is sold fresh or frozen in blocks or by Individual Quick Freeze ("IQF") methods. The company is one of the IQF processors of seafood in the United States.

     There is no major player in the seafood industry that commands a significantly large market share, creates a nationally recognized brand name, or establishes descriptive product standards. Products like shrimp are sold on a commodity-type basis with little uniformity of size or species. Restaurants, supermarkets, and other outlets buy a variety of products from a variety of suppliers. Product availability and consistency of quality are important factors in the service provided.

     The company does not operate under government contracts or other long-term contracts and has no backlog.

     The recreational bait industry represents a $1.0 billion sales market annually in the United States, according to Department of Commerce Wildlife and Fisheries 1996 data. The company is not aware of any single dominant company or nationally recognized brand name for bait products.

STATUTORY AND REGULATORY CHANGES

     Hazard Analysis and Critical Control Point ("HACCP") regulations took effect in the seafood processing industry in December 1997. The company's plants were in compliance in advance of the effective date and are fully approved. Compliance with HACCP will not affect the company's operations, but compliance may affect competition, which might not be in the same position.

     The discharge of water wastes from company facilities is in full compliance with existing government regulations and standards. The company does not envision that any significant capital expenditures will be required for environmental control procedures for the foreseeable future.

COMPANY STRATEGY

     In its core business activities, the company has established itself to provide an increasing variety of seafood items, which are of consistent quality and are conveniently packaged for commercial or consumer use. The company will continue to focus on packaging innovations and value-added specialty entrees to expand sales and increase margins in these areas.

     The recreational bait segment of the business is seen as offering great potential to utilize the established business strengths of the company in procuring and processing bait products, and in making the products available through distribution to convenient outlets.

     As a long term strategy, the company will entertain strategic mergers and acquisitions of both processing and sales entities, which would increase market share, improve profit margins, and facilitate unified marketing efforts that create brand identification.

PRODUCTS AND SERVICES

     The company's core operations involve the utilization of state-of-the-art equipment for IQF freezing, processing, and packaging of frozen shrimp and seafood. The products are distributed to many of the nation's largest seafood restaurant chains and retail grocery outlets. This business is conducted through the Custom Pack subsidiary.

     The seafood products and packaging are well developed. Frozen, headless shrimp (with shell on) is the principal product processed, which is frequently packaged in consumer friendly, one pound and two pound packages. Peeled shrimp is also processed under private labels for customers or for distribution to restaurants. Frozen fish fillets are packaged for distribution, as well.

     In 1997 the company acquired CoMar Foods, which produces breaded and stuffed shrimp, stuffed lobster, cooked shrimp rings (with cocktail sauce) and other value-added, ready-to-cook, ready-to-eat seafood products. The operations of CoMar Foods are in the process of being consolidated into Custom Pack during the March 31, 2000 fiscal year.

     The company's Aquaculture subsidiary is engaged in the development of farm grown seafood, principally freshwater prawns, at its facility in Ocean Springs, MS, which was acquired in 1997. The facility hatches and nurses shrimp larvae for stocking in ponds operated by independent growers in Mississippi.

     In 1998 the principals of the company developed a full line of branded frozen bait products for recreational fishermen. These products include varieties of bait shrimp, catfish bait, eels, cut squid, cigar minnows, ballyhoo, frozen chum, and menhaden oil. In April, 1999 this activity was incorporated as a wholly-owned subsidiary, Killer Bee, Inc., and was consolidated into the company. The products are packaged in the Custom Pack facility and in contracted independent facilities in Pascagoula, MS. The "Killer Bee Bait" name is a registered trade name, and the products are sold through Wal Mart, K Mart, and independent marinas and bait stores.

MARKETING

     All of the company's sales were to the United States for the last three fiscal years. Foreign or export sales are not expected to be a material factor in future revenues.

CUSTOMER SUPPORT

     For fiscal years ended March 31, 1996 and 1997, one customer, Ocean To Ocean Seafood Sales, generated 85% of total revenues for each year. For the fiscal years ended March 31, 1998 and 1999, the sales to two customers, Ocean To Ocean Seafood Sales and Seacoast Foods, amounted to 47% and 95% in the respective years. In the opinion of management, the loss of these customers would have a material, short-term impact on the company, but this business could be generated from other sources, if necessary.

SUPPLIERS

     Seafood products are readily available in the domestic and international markets. company operations rely on outside sources for seafood product. Current product is usually purchased at the dock source or trucked in for processing. Buying agents are employed in the States along the South Atlantic Coast and Gulf of Mexico from North Carolina to Texas. The company also imports seafood from Asia and Central and South America. The aquaculture subsidiary does not supply a material amount of product to the company, but it is the company's intention to develop this business as a consistent source of supply for the future.

     In fiscal year ending March 31, 1996 no supplier accounted for more than 10% of purchases. In fiscal years ending March 31, 1997 , March 31, 1998, and March 31, 1999 three suppliers accounted for a total of 43%, 56%, and 49% of purchases, respectively. In the opinion of management, the loss of these suppliers would have a material, short-term impact on the company, but the purchases could be generated from other sources, if necessary.

     The company utilizes many of the supply sources for its seafood products to supply the "Killer Bee Bait" line of bait products. Because of its established sources of supply for seafood products and the relative volume of existing business, the company believes that it is in a position to acquire abundant supplies of recreational fishing bait products to support this line of business.

PROPRIETARY RIGHTS

     The company has acquired a federally-registered service mark for the "Killer Bee Bait" name and for its bait products. In addition, the company relies upon common law rights to establish and protect its intellectual property. There can be no assurance that the company's measures to protect its intellectual property will deter or prevent the unauthorized use of the company's intellectual property. If the company is unable to protect its intellectual property rights, including existing trademarks and service marks, it could have a material adverse effect upon the company's results of operations.

REGULATION

     The terms and conditions under which the company prepares, packs and distributes its seafood products are subject to government regulation. Federal laws and FTC regulations apply to interstate distribution of frozen seafood products, while particular state regulatory authorities have jurisdiction over seafood distribution and sale within their borders.

EMPLOYEES

     As of October 31, 1999 there were approximately 120 persons employed by the company. This number does not include its independent commission salesmen, who are classified by the company as independent contractors rather than employees. The company's employees are not unionized, and the company believes that its relationship with its employees is good.


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATION

     The following information has been derived from the financial statements of the company. Such information should be read in conjunction with the audited financial statements of the company for the years ended March 31, 1999 and 1998 and the six months ended September 30, 1999, appearing elsewhere in this Registration Statement. Information as of and for the six months ended September 30, 1999 is unaudited, but reflects, in the opinion of management, all adjustments (which include only normal recurring accruals) necessary to present fairly the financial information for such period.


                             SELECTED FINANCIAL DATA
                  (Dollars in thousands, except per share data)

                     AS OF AND FOR THE YEARS ENDED MARCH 31

                          Audited       Percentage       Audited   Percentage
                          3/31/99      of Net Sales      3/31/98  of Net Sales
INCOME STATEMENT

REVENUE:                  $ 13,841       100.00         $ 14,055      100.00

COST OF SALES:            $ 10,214        73.80         $ 11,169       79.47

GROSS MARGIN:             $  3,627        26.20         $  2,886       20.53

OPER. EXPENSES            $  3,544        25.61         $  2,699       19.20

INCOME BEFORE
OTHER ITEMS               $     82         0.59         $    187        1.33

OTHER INC (EXP)           $    (44)       (0.32)        $     32        0.23

NET INCOME
BEFORE TAX                $     38         0.27         $    219        1.56

PROVISION FOR
INCOME TAX                $      9         0.07         $     87        0.62
                          --------      -------         --------     -------

NET INCOME                $     29         0.21         $    131        0.94

NET INCOME (LOSS)
PER SHARE (1)             $   0.00                      $  0.01

                           AS OF AND FOR THE SIX MONTHS ENDED SEPTEMBER 30
                           -----------------------------------------------

                          Unaudited     Percentage    Unaudited      Percentage
                           9/30/99     of Net Sales    9/30/98      of Net Sales
INCOME STATEMENT

REVENUE:                   $ 7,546        100.00       $ 6,349        100.00

COST OF SALES:             $ 4,753         62.99       $ 4,145         65.28

GROSS MARGIN:              $ 2,793         37.01       $ 2,204         34.72

OPER. EXPENSES             $ 2,845         37.70       $ 1,991         31.37

INCOME BEFORE
OTHER ITEMS                $   (52)        (0.68)      $   213          3.35

OTHER INC (EXP)            $   (39)        (0.52)      $    (3)         0.04

NET INCOME
BEFORE TAX                 $   (91)        (1.20)      $   210          3.31

PROVISION FOR
INCOME TAX                 $     1          0.01       $     0          0.00
                           -------       -------       -------       -------

NET INCOME                 $   (91)        (1.21)      $   210          3.31

NET INCOME (LOSS)
PER SHARE (1)              $ (0.01)                    $  0.02



                          Audited        Audited      Unaudited      Unaudited
                          3/31/99        3/31/98       9/30/99       9/30/98
BALANCE SHEET:

TOTAL ASSETS:              $4,282         $3,178        $6,847        $4,538

LONG-TERM
OBLIGATIONS: (2)           $1,653         $1,126        $1,694        $1,720

(1) Net Income (Loss) from continuing operations per share includes the weighted average number of shares of the company's common capital outstanding

(2) Long-term Obligations includes the current portion of long-term debt and capital leases.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

     The following discussion is provided to afford the reader an understanding of the major elements of the company's financial condition, results of operation, capital resources and liquidity. It should be read in conjunction with the financial statements and notes thereto and other information appearing elsewhere in this Registration Statement.

OVERVIEW

     The core seafood packaging business of the company does not require significant inventory requirements, as products are either sold immediately from processing or are packaged for third-party accounts. However, subsequent to March 31, 1999, the company acquired Killer Bee, Inc. and began packaging and distributing frozen bait products for the recreational fishing industry. The recreational bait products require that the company acquire, process, and have available for distribution an adequate supply of product in inventory. As this segment of business expands, the company's relative levels of inventory will expand accordingly. The balance sheet as of September 30, 1999 reflects an increase in inventory from $-0- at March 31, 1999 to $502,125 due to the operations of Killer Bee.

     Subsequent to its fiscal year end, the company entered into several financial transactions which provided additional liquidity to support the anticipated growth of inventory and accounts receivable assets (See "Liquidity and Capital Resources" below).

Net Sales

     Net Sales primarily reflects the results of processing and packaging operations. The amount of revenues recognized in any given year is a function of whether the products are: a) purchased, processed, and packaged by the company, or; b) processed and packaged for third parties on a consignment basis. In the first instance, revenues would be higher, reflecting the cost of the product, and in the latter case revenues would only reflect a processing charge. Gross Margins are relatively unaffected by either scenario, but the reported Net Sales figures can be greatly affected.

     Net Sales for the year ended March 31, 1999 declined from the previous year from $14,054,926 to $13,841,059. However, Gross Margin increased from $2,885,526 to $3,627,002, an increase of 25.7%. This increase in Gross Margin properly reflects the higher level of production activity in the March 31, 1999 year, where gross profits were earned from a higher level of products which were processed on consignment in that year relative to the previous year. The company attributes the increased production activity to the continued expansion of its customer base for packaged seafood by its Custom Pack subsidiary.

     Net Sales for the six months period ended September 30, 1999 increased 14.7% to $4,753,155 from $4,144,599 in the comparable period ended September 30, 1998. This increase reflects $548,182 in Net Sales from Killer Bee, which accounts for 90.1% of the growth.

     Cost of Sales sets forth the processing and packaging costs, including plant labor, in-bound and out-bound freight, and the raw material (seafood) costs where the products are processed for the company's own account. Where processing is done for a third-party account, the raw material (seafood) costs are not carried on the company's books. Approximately 20% of Net Sales is reflected in processing for third parties, where the company charges a processing fee and does not maintain any inventory level of product for its own account. The decline in Cost of Sales from $11,169,400 to $10,214,057 (minus 8.6%) reflects the higher level of consignment processing in the March 31, 1999 year. The six months periods ending September 30, 1999 and

1998 reflects relatively static volumes of third party processing. The increase in Gross Margins to 37.0% from 34.7% reflects the additional contribution of Killer Bee products.

     Selling, general and administrative expenses increased from $791,944 to $1,206,928, an increase of 52.4% in the latest fiscal year. CoMar Foods was acquired in October 1997, and therefore approximately $100,000 of the increase is a direct result of recognition of a full year's operations of CoMar in the March 31, 1999 year. The balance of the increase reflects the company's investment in expanded corporate overhead in anticipation of future revenue growth from aquaculture and expanded seafood processing. In comparing September 30, 1999 to 1998, the activities of Killer Bee added $319,920 or 91.2% of the $350,864 increase.

Other Income (Expenses)

     The company reported other income of $66,822 and $142,833 in the two fiscal years ended March 31, 1999 and 1998, respectively. Other income predominantly reflects lease payments received from rental of company-owned property to the Casino industry in Biloxi, Mississippi. For the interim periods ending September 30, 1999 and 1998 other income was $23,933 and $36,989, respectively.

Net Income

     Net Income from the core business of Custom Pack, Inc. has been used by the company to offset operating losses from CoMar Foods and the Aquaculture Division for the fiscal years ending March 31, 1999 and 1998, when net income declined from $131,393 to $28,600. In the last fiscal year, losses of $227,734 and $185,340, respectively from those areas, offset $495,400 net profit from Custom Pack. The company is consolidating the CoMar operations to improve the performance of that subsidiary, and it views the initial losses in the Aquaculture Division as an investment in the future for the company. For the interim six months ending September 30, 1999 the loss in CoMar Foods was reduced to $105,117 and the Aquaculture Division loss declined to $34,256. Operations of Killer Bee, also in a beginning phase, contributed $275,328 to the reported $91,472 net loss for the six months period ending September 30, 1999. These operating losses offset $343,685 net income from Custom Pack. Killer Bee was not included in the September 30, 1998 results, and the company expects Killer Bee to be a net income provider in the near future.

SEASONALITY

     Because of the availability of seafood throughout the world markets, there is only a modest seasonal factor for the company's business. Typically, the company's operating activities increase slightly during the Spring and Fall domestic shrimp harvesting seasons, depending on the abundance of the crop which is found in the wild. The company expects that the operations of Killer Bee will demonstrate seasonality which reflects the higher recreational fishing activities in the warmer months of the year.

INFLATION

     The company's business is not significantly affected by inflation. The company anticipates that any increased costs would be passed on to its customers.

NEW PRODUCTS AND SERVICES

     On April 1, 1999 the company purchased the assets and brand name of Killer Bee, Inc. Killer Bee packages and distributes over 30 brand name bait products for recreational fishermen. These products are currently sold along the United States Gulf Coast and the Atlantic coast from Florida to Virginia through selected K Mart and Wal Mart stores and independent outlets. The company believes that these bait products compliment existing seafood operations and will enhance Net Sales significantly.

     On June 25, 1999 the company purchased the assets and brand name of Drag N Bait, Inc., which is a recognized supplier of ballyhoo to the recreational fishing market, particularly in Florida. Ballyhoo is considered a premium bait product. The operations of Drag N Bait after June 25, 1999 have been consolidated with those of Killer Bee in the six months interim financial reports.

LIQUIDITY AND CAPITAL RESOURCES

     The operations of the company and its subsidiaries have historically been provided principally from cash flow from operations of Custom Pack. Financing activities have more recently provided significant capital resources.

Operating Activities

     The company's Consolidated Statement of Cash Flows reported $685,572 generated from Operating Activities in the March 31, 1999 fiscal year. Depreciation provided $350,639 and net changes in working capital accounts contributed $334,933. For the six months ended September 30, 1999, Operation Activities used $1,163,233 in funds, primarily in increased Accounts Receivable ($427,346) and increased inventories for Killer Bee ($502,125). Depreciation provided $205,695 in the latest six month period.

Investing Activities

     The company purchased additional property and equipment of $475,333 and $391,535 in the last fiscal years from March 31, 1999 to 1998, respectively. Sales of property and equipment generated $31,000 in the latest year only. Purchases of property and equipment in the September 30, 1999 and 1998 six month periods were $488,993 and $429,360, respectively.

Financing Activities

     Financing activities have become a much more significant source of net cash for the company and the expansion of the business activities of its subsidiaries. $2,833,329 was provided from this source in the six months ended September 30, 1999, primarily from additional capital contributed.

     Net cash of $463,848 was provided in the 1999 fiscal year from Financing Activities. $100,000 was provided from sale of additional preferred stock, and $363,848 was provided from net changes in notes payable and lease obligations.

     Subsequently, on April 1, 1999 the company issued 152,564 common shares for the acquisition of Killer Bee, Inc. assets valued at $238,000. On April 7, 1999 the company issued 114,800 common shares to buy out the balance of $143,500 in payments due under the outstanding non-compete agreement, and issued 32,000 common shares for services rendered, which had a value of $40,000.

     Prior to March 31, 1999 the company issued 1,050,000 shares of common stock into escrow until $650,000 in cash proceeds was received. A total of $371,100 has been received through October 31, 1999.

     During April 1999 the company issued additional preferred stock for $2,000,000 cash consideration. These funds are designated by the company to support working capital requirements for the expansion of the Killer Bee bait products.

Summary Discussion of Liquidity

     The net increase in cash from Operating Activities, Investing Activities, and Financing Activities for the March 31, 1999 fiscal year totaled $705,087. Subsequent Operating Activities, Investing Activities, and Financing Activities between March 31 and September 30, 1999 have contributed an additional $1,218,603 in net cash.

     Lines of Credit from banks totaling $1,000,000 are available for normal business activities.


ITEM 3.  PROPERTIES

     The seafood processing and packaging business is conducted through the Custom Pack subsidiary at its plant located at 555 Bayview Avenue, Biloxi, MS. The plant facility occupies over 50,000 square feet of floor space, including processing areas, coolers, and freezers and is on 3.7 acres of property.

     Certain value-added, ready-to cook, ready-to-eat food items are packaged at the company-owned CoMar Foods, Inc. plant location at 10200 Cody Driskell Road, Irvington, AL. There is 12,800 square feet of processing space on 10 acres of property.

     The company's aquaculture business is conducted at its Ocean Springs, MS facility, which occupies 25 acres, with 10.7 acres developed, and includes three geothermal water wells.

YEAR 2000

     The company believes that it has addressed potential technological concerns related to the "Year 2000". The company hired an independent consultant to evaluate internal computer needs and "Y2K" compliance, and, as a result, the company has replaced its computer systems and software within the last year. Additionally, the company has communicated with its major vendors and customers and has ascertained their respective readiness to address potential "Y2K" problems. No problems are expected.

     Should the company's freezing and storage capacity be affected by widespread municipal power shortages, the company would have a period of five to seven days to address such loss of power through alternative means before any losses would be experienced.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     This table describes the ownership of our outstanding common stock as of September 30, 1999 by (i) each of our officers and directors; (ii) each person who is known by us to own more than 5% of the company's outstanding Common Stock; and (iii) all of our officers and directors as a group:

     Name and Address                   Amount and Nature of       Percentage of
     Of Beneficial Owner                Beneficially Owner         Class
     -------------------                ------------------         -----

     Brent Gutierrez                    3,217,522(1)                    24.05%
     555 Bayview Avenue
     Biloxi, MS  39530

     Clayton Gutierrez                  3,217,521(2)                    24.05%
     555 Bayview Avenue
     Biloxi, MS  39530

     Frank and Anita Gutierrez          2,666,666                       20.71%
              JTWROS
     555 Bayview Avenue
     Biloxi, MS  39530

     William Schofield                  4,509,804(3)                    25.94%
     15340 Fiddlesticks Blvd.
     Ft. Meyers, FL  33912

     Equity Advisors, Inc.              1,000,000(4)                     7.77%
     14502 N. Dale Mabry Hwy.
     Tampa, FL  33618

     All officers and directors
      as a group (5 persons)           13,611,513(1)(2)(3)              74.03%

--------------------
(1) Includes 500,000 shares which may be obtained by Brent Gutierrez upon the exercise of warrants owned by Mr. Gutierrez in the like amount.

(2) Includes 500,000 shares which may be obtained by Clayton Gutierrez upon the exercise of warrants owned by Mr. Gutierrez in the like amount.

(3) Consists of 2,509,804 shares which may be obtained by Mr. Schofield upon the conversion of preferred shares as of September 30, 1999 and 2,000,000 shares which may be obtained by Mr. Schofield upon the exercise of Warrants owned by Mr. Schofield in the like amount.

(4) Includes 1,000,000 shares which may be obtained by Equity Advisors, Inc. upon the exercise of Warrants owned by it in the like amount.

     As ownership of shares of the company's common stock by each of the company's directors and executive officers is included within the foregoing table, and as the company currently employs no additional executive officers, no separate table has been provided to identify company stock ownership by management personnel.


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

                                                                Years of Service
Name                      Age     Position                        with Company
----                      ---     --------                       -------------

Brent Gutierrez           37      Director, Chief Executive         11
                                  Officer, President, Chief
                                  Financial Officer and
                                  Treasurer

Clayton F. Gutierrez      34      Director, Senior Vice             11
                                  President and Secretary

Frank C. Gutierrez        64      Director                          11

Anita K. Gutierrez        57      Director                          11

William Schofield         62      Director                          6 mos.

Mr. Brent Gutierrez is a founder of the company and has served as its Chairman of the Board of Directors, Chief Executive Officer and President since its activation in February 1988 as Custom Pack, Inc. Prior to his involvement with the company he was attending Mississippi State University.

Mr. Clayton F. Gutierrez is also a founder of the company and has served as a member of the Board of Directors and Senior Vice President since 1988. Prior to his involvement with the company he was attending the University of Southern Mississippi.

Mr. Frank Gutierrez is a founding Director of the company. Prior to his involvement he was an owner and manager of Biloxi Freezing Company.

Mrs. Anita Gutierrez is a founding Director of the company. Prior to her involvement she served as Controller of Biloxi Freezing Company.

Mr. William Schofield was elected to the Board of Directors of the company on April 12, 1999. For a period in excess of five years Mr. Schofield has been the Chairman and Chief Executive Officer of Schofield & Associates, an entity engaged in pet food raw materials brokerage.

     The company's Bylaws indicate that the company will hold an annual shareholder meeting within the third or fourth calendar month following the conclusion of its preceding fiscal year of operations, the specific date to be determined by the incumbent directors, at which company directors shall be elected. Accordingly, the normal term of office of each director is fixed at one year, commencing on the date of his election at such shareholder meeting and continuing until his reelection or replacement at the succeeding such meeting. The company conducted its 1999 annual shareholder meeting during the month of June 1999.

     Each of the company's principal officers is elected by and serves at the pleasure of the Board of Directors.


ITEM 6.  EXECUTIVE COMPENSATION

     No Director is specially compensated for the performance of duties in that capacity or for his/her attendance at Director meetings. Neither the company's bylaws nor Nevada law requires the Board of Directors to conduct regular meetings during an operating period. As the company's Directors, in their separate capacities as the company's operating officers, meet daily to review company activities, no regular or special meetings of the company's Board of Directors were called or conducted during 1999, nor within the portion of the current fiscal year preceding the filing of this Registration Statement. No Board of Directors Committees operated during 1999 or prior thereto.

     The following table sets forth certain information regarding the compensation paid to each of the company's officers during the calendar years indicated:

                           SUMMARY COMPENSATION TABLE


----------------------------------------------------------------------------------------------------------------
                                                                                  Long Term Compensation
                            Annual Compensation                  Awards                   Payouts
                ------------------------------------------------------------------------------------------------
   Name and                                        Other       Restricted                           All Other
   Principal                                       Compen-     Stock       Options/                 Compen-
   Position       Year      Salary       Bonus     sation      Awards      SAR's          Payouts   sation
----------------------------------------------------------------------------------------------------------------
Brent             1998       $104,000      $0          $0          $0            0          $0          $0
Gutierrez         1997        $95,000      $0          $0          $0            0          $0          $0
President,        1996        $78,000      $0          $0          $0            0          $0          $0
CEO & CFO

Clayton           1998       $104,000      $0          $0          $0            0          $0          $0
Gutierrez         1997        $95,000      $0          $0          $0            0          $0          $0
Senior Vice       1996        $78,000      $0          $0          $0            0          $0          $0
President
----------------------------------------------------------------------------------------------------------------

     The referenced periodic compensation was set by the company's directors. The company has no form of employment agreement with either senior officer, nor any contractual arrangement under which, upon the individual's resignation or other termination of service, or upon the occurrence of any change in the control of the company, the individual would receive any special compensation.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Except as set forth below, there have neither occurred within the preceding three year period, nor are there pending or proposed, any direct or indirect material transactions between the company and any of its directors, executive officers or controlling shareholders outside the ordinary course of the company's business.

     On April 1, 1999 the company issued 152,564 shares of its outstanding common stock to purchase the assets, brand name, and customer lists of Killer Bee, Inc., a company jointly controlled by Brent Gutierrez and Clayton Gutierrez. On the same date, the company granted warrants to purchase 1,000,000 shares of common stock (500,000 each) to Brent Gutierrez and Clayton Gutierrez in connection with such purchase.

     During April, 1999 William F. Schofield was elected as a director of the company, and he purchased 200,000 shares of preferred stock and 2,000,000 common stock purchase warrants exercisable at the rate of $1.00 per share until July 15, 2001, which was issued by the company for $2,000,000 cash consideration.

     The company purchases some of its product from a related company and derives a portion of its revenues from sales to that related company.

ITEM 8. DESCRIPTION OF SECURITIES

     The company's only authorized classes of capital stock consist of:

     i) 50,000,000 shares of common stock, par value $.001, of which 12,876,915 shares were issued and outstanding as of September 30, 1999 and 11,678,082 shares as of March 31, 1999; and,

     ii) 25,000,000 shares of preferred stock, par value $.001, of which 200,000 shares were issued and outstanding as of September 30, 1999 and 30,000 shares as of March 31, 1999.

VOTING RIGHTS

     Each holder of common stock is entitled to cast one vote for each share held on all issues requiring a shareholder vote, but may not cumulate his, her or its votes for the election of directors or for any other purpose. The company's bylaws authorize the holders of 10% or more of the outstanding capital stock to call a shareholder meeting, and the Nevada General Corporation Act separately authorizes a state district court to order the conduct of a shareholder meeting, upon application of any shareholder, when the company has failed to hold an annual meeting within the 30 day period succeeding occurrence of the last date designated therefore. To the date of this filing, no such application has been made.

RESTRICTIONS ON TRANSFERABILITY

     As of October 25, 1999 there were 8,574,246 shares of the company's issued and outstanding shares which are recorded as restricted on the books of the transfer agent.

DISTRIBUTIONS IN RESPECT OF SHAREHOLDINGS

     The company has not declared or paid a dividend on its common shares.

     The future dividend or distribution policy of the company will be determined at the discretion of the Board of Directors, and will depend upon a number of factors, including future earnings, financial conditions, liquidity and general business conditions. Each share will participate equally in dividends or other distributions, which will be payable when and as declared by the Board of Directors out of funds legally available for that purpose.

LIQUIDATION RIGHTS

     In any liquidation of substantially all of the company's assets, dissolution of its corporate existence or winding up of its operations or affairs, each holder of one or more common shares of the company's outstanding capital stock will be entitled to a ratable portion of all assets available for distribution after the company's payment and satisfaction of all of its debts, liabilities and preferences.

VOTE REQUIRED TO AMEND

     Under the Nevada General Corporation Act, the company's Articles of Incorporation are subject to amendment at any regular or special meeting of the shareholders by the affirmative vote of the holders of a majority of the company's outstanding shares of capital stock, unless the vote of the holders of a greater number of shares is required by the specific terms of such Certificate. The company's Articles of Incorporation contains no such requirement.

PREEMPTIVE RIGHTS

     Generally, holders of shares of the company's capital stock do not have any preemptive or other right to subscribe for additional shares on a pro rata basis when and if such additional shares are offered for sale.

FULLY PAID AND NON-ASSESSABLE

     No share of the company's common stock may be issued before being fully paid. Consequently, once issued, the holders of such shares may not be subjected to further assessment by the company for the purpose of restoring impaired capital or otherwise.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for outstanding shares of the company's capital stock is: Fidelity Transfer Agency, 1800 South West Temple, Suite 301, Salt Lake City, UT 84115.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     As of March 31, 1999, the company reported 11,678,082 outstanding shares of common stock, $.001 par value. As a result of financing transactions occurring after the close of the company's fiscal year on March 31, 1999, outstanding shares of the company's common stock as of the date hereof, increased to 12,876,915 and the number of outstanding preferred shares increased to 200,000.

     The company has outstanding 4,500,000 warrants to purchase additional common shares at prices between $1.00 to $1.56 and expiring on or before July 15, 2001 to April 1, 2009.

     Presently, the company's securities are traded Over-the counter under the symbol "GSFT". Prior to December 22, 1998, the company's securities traded under the symbol "IPCK". The shares have not been eligible for listing on any securities exchange or under the NASDAQ system. The company's directors expect to undertake such actions as may be required as a condition precedent to achieving such NASDAQ listing.

     The following table sets forth the high ask and low bid prices for the periods indicated:

        Quarter ended                       High Ask          Low Bid
        -------------                       --------          -------

        September 30, 1999                  1 7/8             1 5/16
        June 30, 1999                       2 1/2             1 1/8

        March 31, 1999                      2 3/4             1
        December 31, 1998                   1 5/16            0.61
        September 30, 1998                  2                 1 1/8
        June 30, 1998                       2 5/8             1 7/16

        March 31, 1998                      2 11/16           1 7/16
        December 31, 1997                   3 1/16            1 3/8

     There were 285 shareholders of record as of October 25, 1999. There were 1,287 reported beneficial owners of the company's common stock as of November 4, 1999.

     The company has not paid cash dividends on its common stock and does not expect to pay cash dividends on its common stock in the future.


ITEM 2.  LEGAL PROCEEDINGS

     In the ordinary course of its business, the company is periodically made a party to routine proceedings or litigation, the expected results of which will have no material adverse affect upon its financial or operating condition. At the present time, neither the company nor any of its directors or executive officers, nor any controlling shareholder, is a party to any pending legal or administrative proceeding having the potential for any material affect upon any matter herein discussed, nor are any of the company's properties the subject of such a proceeding, and no such proceeding is known to be overtly threatened.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
         ACCOUNTING AND FINANCIAL DISCLOSURE

     There have been no changes and disagreements with accountants on accounting and financial disclosure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     On or about June 1, 1997 we issued 300,000 shares to Daniel Jackson, Esq. in exchange for legal services performed by Mr. Jackson on our behalf. We relied on the exemption from registration at Section 4(2) of the Securities Act of 1933 for non-public offerings.

     On October 1, 1997 we issued an aggregate of 422,492 to shareholders of CoMar Foods, Inc. These shares were issued in connection with the acquisition by us of all of the outstanding shares of CoMar. We relied on the exemption from registration at Section 4(2) of the Securities Act of 1933 for non-public offerings.

     Between January 20, 1998 and May 13, 1998 we issued 30,000 shares of preferred stock to three individuals for an aggregate of $300,000. We relied on the exemption from registration at Section 4(2) of the Securities Act of 1933 for non-public offerings. On June 14, 1999 all 30,000 shares of preferred stock were converted into an aggregate of 300,000 shares of our Common Stock.

     On November 1, 1998 we issued 1,000,00 common stock purchase warrants to Equity Advisors, Inc. exercisable at the rate of $1.00 per share. The Warrants are exercisable until July 1, 2008. We relied on the exemption from registration at Section 4(2) of the Securities Act of 1933 for non-public offerings.

     On March 5, 1999 we issued 50,000 shares of our common stock to the I.R. Firm, Inc. in exchange for financial public relations services. We relied on the exemption from registration under Regulation D, Rule 504 of the Securities Act of 1933.

     On March 5, 1999 we issued 1,050,000 shares to four investors to be held in escrow until cash proceeds of $650,000 was received by the company. As of the date hereof, we received $477,600 and an aggregate of 771,508 shares were delivered to the investors. We intend on canceling the balance of the subscriptions and returning 278,492 shares to our treasury. The offering was conducted under Regulation D, Rule 504 of the Securities Act of 1933.

     On April 1, 1999 we issued an aggregate of 152,564 shares and an aggregate of 1,500,000 common stock purchase warrants exercisable at the rate of $1.56 to Brent Gutierrez

(50,855 shares and 500,000 warrants), Clayton Gutierrez (50,855 shares and 500,000 warrants) and Larry Gollott (50,854 shares and 500,000 warrants) in connection with the purchase of the assets, brand name and customer lists of Killer Bee, Inc. Mr. Brent Gutierrez is the company's CEO, President, CFO, Treasurer and a Director. Mr. Clayton Gutierrez is the company's Senior Vice President, Secretary and a Director. We relied on the exemption from registration at Section 4(2) of the Securities Act of 1933 for non-public offerings.

     On April 7, 1999 we issued 114,800 shares of the company's common stock to Henry Gutierrez in lieu of future payments of $143,500 which were due under a certain non-compete agreement between the company and Mr. Gutierrez. We relied on the exemption from registration at Section 4(2) of the Securities Act of 1933 for non-public offerings.

     On June 23, 1999 we issued 32,000 shares of the company's common stock to Finch Enterprises, LLC in lieu of consulting services valued at $40,000. We relied on the exemption from registration at Section 4(2) of the Securities Act of 1933 for non-public offerings.

     During April 1999 we issued 200,000 shares of preferred stock valued at $10.00 per share an 2,000,000 Warrants exercisable at the rate of $1.00 per share, expiring on July 15, 2001 for $2,000,000 in cash to William Schofield, a Director of the company. We relied on the exemption from registration at Section 4(2) of the Securities Act of 1933 for non-public offerings.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Nevada General Corporation Act (the "Nevada Act") provides that each existing or former director and officer of a corporation may be indemnified in certain instances against certain liabilities which he or she may incur, inclusive of fees, costs and other expenses incurred in connection with such defense, by virtue of his or her relationship with the corporation, or with another entity to the extent that such latter relationship shall have been undertaken at the request of the corporation; and may have advanced such expenses incurred in defending against such liabilities upon undertaking to repay the same in the event an ultimate determination is made denying entitlement to indemnification. The company's bylaws incorporate the statutory form of indemnification by specific reference. The company has never acquired or applied for any policy of directors' and officers' liability insurance as a means of offsetting its obligation for indemnity.


                   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     The financial statements of the company, which are furnished herein as of March 31, 1999 and 1998, have been audited by Jones, Jensen & company, independent auditors, as described in its reports with respect thereto. The accompanying financial reports for the six months reporting period as of and ending September 30, 1999 and 1998 are unaudited. In the opinion of management, the amounts reflected in the interim reports include all adjustments, which are consist of normal recurring adjustments, necessary for a fair presentation of the results of operations presented for the period.

     The following list sets forth a brief description of each of the company's financial statements and exhibits being filed as a part of this Registration Statement, as well as the page number on which each statement or exhibit commences:

Financial Statements

Audited Fiscal Year End March 31, 1999 and 1998

   1.       Index to Financial Statements                                F-2

   2.       Independent Auditor's Report                                 F-3

   3.       Balance Sheets, March 31, 1999 and 1998                      F-4-5

   4.       Consolidated Statements of Operations for each of
            the years ended March 31, 1999 and 1998                      F-6

   5.       Consolidated Statements of Shareholder's Equity
            since March 31, 1996                                         F-7

   6.       Consolidated Statements of Cash Flows for each of
            the years ended March 31, 1999, 1998, and 1997               F-8-9

   7.       Notes to Financial Statements                                F-10-21

Unaudited Financial Statements for six months ended September 30, 1999 and 1998

   8.       Company cover letter of November 15, 1999                    F-22

   9.       Index to financial Statements                                F-23

   10.      Balance Sheets, September 30, 1999 and 1998                  F-24-25

   11.      Consolidated Statements of Operations for each of
            the six months ended September 30, 1999 and 1998             F-26

   12.      Consolidated Statements of Shareholder's Equity
            since March 31, 1999                                         F-27

   13.      Consolidated Statements of Cash Flows for each of
            the six months ended September 30, 1999, and 1998            F-28

   14.      Notes to Financial Statements                                F-29-39

                       GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)

                       Consolidated Financial Statements

                            March 31, 1999 and 1998

                                    CONTENTS


Independent Auditor's Report ................................................  3

Consolidated Balance Sheets .................................................  4

Consolidated Statements of Operations .......................................  6

Consolidated Statements of Stockholders' Equity .............................  7

Consolidated Statements of Cash Flows .......................................  8

Notes to the Consolidated Financial Statements .............................. 10

                      [JONES, JENSEN & COMPANY LETTERHEAD]



                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Global Seafood Technologies, Inc.
(Formerly International Custom Pack, Inc.)
Biloxi, Mississippi

We have audited the accompanying consolidated balance sheets of Global Seafood Technologies, Inc. (formerly International Custom Pack, Inc.) as of March 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended March 31, 1999, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Seafood Technologies, Inc. (formerly International Custom Pack, Inc.) as of March 31, 1999 and 1998 and the results of their operations and their cash flows for the years ended March 31, 1999, 1998 and 1997, in conformity with generally accepted accounting principles.


[Signature]

Jones, Jensen, & Company
Salt Lake City, Utah
June 25, 1999

                          GLOBAL SEAFOOD TECHNOLOGIES, INC.
                      (Formerly International Custom Pack, Inc.)
                             Consolidated Balance Sheets

                                        ASSETS

                                                                    March 31,
                                                           -------------------------
                                                              1999          1998
                                                           ----------     ----------
CURRENT ASSETS

   Cash and cash equivalents (Note 1)                      $  743,718     $   38,631
   Accounts receivable - net (Note 1)                         477,247        388,055
   Accounts receivable, related parties - net (Note 1)        153,771         46,139
   Prepaid income taxes (Note 8)                               46,111         38,572
   Prepaid expenses                                            50,000          6,045
   Inventories (Note 1)                                          --          153,655
   Deferred tax asset, current (Note 8)                         2,300           --
                                                           ----------     ----------

     Total  Current Assets                                  1,473,147        671,097
                                                           ----------     ----------

PROPERTY AND EQUIPMENT - NET (Notes 1 and 2)                2,785,230      2,503,885
                                                           ----------     ----------

OTHER ASSETS

   Deferred tax asset (Note 8)                                 12,300           --
   Deposits                                                    11,144          3,089
                                                           ----------     ----------

     Total Other Assets                                        23,444          3,089
                                                           ----------     ----------

     TOTAL ASSETS                                          $4,281,821     $3,178,071
                                                           ==========     ==========

The accompanying notes are an integral part of these consolidated financial statements

                             GLOBAL SEAFOOD TECHNOLOGIES, INC.
                         (Formerly International Custom Pack, Inc.)
                          Consolidated Balance Sheets (Continued)

                            LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                        March 31,
                                                                 -------------------------
                                                                    1999           1998
                                                                 ----------     ----------
CURRENT LIABILITIES

  Accounts payable - trade                                       $  689,875     $  336,637
  Accounts payable - related party (Note 1)                          71,583            980
  Accrued expenses                                                   27,185         35,823
  Income taxes payable (Note 8)                                         918         17,144
  Notes payable, current portion (Note 3)                           140,051        556,702
  Notes payable to related parties (Note 4)                         113,500        114,211
  Obligations under capital leases, current portion (Note 6)         93,581        138,012
                                                                 ----------     ----------

     Total Current Liabilities                                    1,136,693      1,199,509
                                                                 ----------     ----------

LONG-TERM LIABILITIES

  Notes payable (Note 3)                                          1,337,806        349,883
  Obligations under capital leases (Note 6)                          81,501         81,458
                                                                 ----------     ----------

     Total Long-Term Liabilities                                  1,419,307        431,341
                                                                 ----------     ----------

     Total Liabilities                                            2,556,000      1,630,850
                                                                 ----------     ----------

COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDERS' EQUITY

  Preferred stock: 25,000,000 shares authorized
   of $0.001 par value, 30,000 and 20,000 shares
   issued and outstanding, respectively                                  30             20
  Common stock: 50,000,000 shares authorized
   of $0.001 par value, 11,678,082 and 11,628,082
   shares issued and outstanding, respectively                       11,678         11,628
  Additional paid-in capital                                      1,289,316      1,139,376
  Retained earnings                                                 424,797        396,197
                                                                 ----------     ----------

     Total Stockholders' Equity                                   1,725,821      1,547,221
                                                                 ----------     ----------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  $4,281,821     $3,178,071
                                                                 ==========     ==========

  The accompanying notes are an integral part of these consolidated financial statements

                             GLOBAL SEAFOOD TECHNOLOGIES, INC.
                         (Formerly International Custom Pack, Inc.)
                           Consolidated Statements of Operations

                                                    For the Years Ended March 31,
                                          ------------------------------------------------
                                              1999              1998              1997
                                          ------------      ------------      ------------
NET SALES                                 $ 13,841,059      $ 14,054,926      $ 15,909,617

COST OF SALES                               10,214,057        11,169,400        13,371,954
                                          ------------      ------------      ------------

GROSS MARGIN                                 3,627,002         2,885,526         2,537,663
                                          ------------      ------------      ------------

EXPENSES

  Salaries, wages and commissions            1,954,309         1,612,521         1,553,951
  Non-complete covenant                         32,800            32,800            32,800
  Depreciation expense                         350,639           258,465           221,204
  Bad debt expense                                --               3,288             --
  Selling, general and administrative        1,206,928           791,944           423,836
                                          ------------      ------------      ------------

     Total Expenses                          3,544,676         2,699,018         2,231,791
                                          ------------      ------------      ------------

INCOME BEFORE OTHER
 INCOME (EXPENSES)                              82,326           186,508           305,872
                                          ------------      ------------      ------------

OTHER INCOME (EXPENSES)

  Other income                                  66,822           142,833            77,841
  Interest income                                5,482             1,800             1,135
  Gain on disposition of assets                 25,326              --               --
  Interest expense                            (141,740)         (112,421)         (101,591)
                                          ------------      ------------      ------------

     Total Other Income (Expenses)             (44,110)           32,212           (22,615)
                                          ------------      ------------      ------------

NET INCOME BEFORE
 INCOME TAXES                                   38,216           218,720           283,257

PROVISION FOR INCOME
 TAXES (Note 8)                                  9,616            87,327           105,506
                                          ------------      ------------      ------------

NET INCOME                                $     28,600      $    131,393      $    177,751
                                          ============      ============      ============

BASIC EARNINGS PER SHARE                  $       0.00      $       0.01      $       0.02
                                          ============      ============      ============

WEIGHTED AVERAGE NUMBER
 OF SHARES OUTSTANDING                      11,628,082        11,414,278        10,905,590
                                          ============      ============      ============

FULLY DILUTED EARNINGS
 PER SHARE                                $       0.00      $       0.01      $       0.02
                                          ============      ============      ============

WEIGHTED AVERAGE NUMBER
 OF SHARES OUTSTANDING                      11,824,148        11,458,113        10,905,590
                                          ============      ============      ============

  The accompanying notes are an integral part of these consolidated financial statements

                                                 GLOBAL SEAFOOD TECHNOLOGIES, INC.
                                            (Formerly International Custom Pack, Inc.)
                                          Consolidated Statements of Stockholders' Equity
                                             Preferred Stock                Common Stock             Additional
                                          ----------------------      -------------------------       Paid-in          Retained
                                          Shares        Amount          Shares         Amount          Capital         Earnings
                                          ------     -----------      ----------     -----------     -----------      -----------
Balance, March 31, 1996                     --       $      --        10,905,590     $    10,906     $     4,252      $    87,053

Additional capital contributed              --              --              --              --             2,159             --

Net income for the year ended
 March 31, 1997                             --              --              --              --              --            177,751
                                          ------     -----------      ----------     -----------     -----------      -----------

Balance, March 31, 1997                     --              --        10,905,590          10,906           6,411          264,804

Common stock issued in
 connection with the original
 acquisition of Enviro Solutions
 International, Inc.                        --              --           300,000             300            (300)            --

Common stock issued
 to purchase CoMar Foods, Inc.
 on October 1, 1997                         --              --           422,492             422         933,285             --

Preferred stock issued for cash
 during 1997                              20,000              20            --              --           199,980             --

Net income for the year ended
 March 31, 1998                             --              --              --              --              --            131,393
                                          ------     -----------      ----------     -----------     -----------      -----------

Balance, March 31, 1998                   20,000              20      11,628,082           1,628       1,139,376          396,197

Preferred stock issued for
 cash during 1998                         10,000              10            --              --            99,990             --

Common stock issued for
 prepaid consulting services
 on March 31, 1999                          --              --            50,000              50          49,950             --

Net income for the year ended
 March 31, 1999                             --              --              --              --              --             28,600
                                          ------     -----------      ----------     -----------     -----------      -----------

Balance, March 31, 1999                   30,000     $        30      11,678,082     $    11,678     $ 1,289,316      $   424,797
                                          ======     ===========      ==========     ===========     ===========      ===========

                      The accompanying notes are an integral part of these consolidated financial statements

                             GLOBAL SEAFOOD TECHNOLOGIES, INC.
                         (Formerly International Custom Pack, Inc.)
                           Consolidated Statements of Cash Flows

                                                        For the Years Ended March 31,
                                                 -----------------------------------------
                                                     1999          1998            1997
                                                 -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net Income                                     $    28,600    $   131,393    $   177,751
  Adjustments to Reconcile Net Income to
  Net Cash Provided by Operating Activities:
   Depreciation                                      350,639        258,465        221,204
   (Gain) loss on sale of assets                     (25,326)          --            2,517
   Bad debts                                            --            3,288           --
  Changes in Assets and Liabilities:
   (Increase) decrease in accounts receivable
    and accounts receivable - related               (196,824)      (141,581)       (31,335)
   (Increase) decrease in taxes receivable            (7,539)       (38,572)          --
   (Increase) decrease in deferred tax asset         (14,600)        16,075          5,167
   (Increase) decrease in inventories                153,655        (46,724)       (25,958)
   (Increase) decrease in prepaid expenses             6,045         15,690        (21,735)
   (Increase) decrease in deposits                    (8,055)        (3,089)        45,000
   Increase (decrease) in accounts payable
    and accounts payable - related                   423,841        157,099        (33,293)
   Increase (decrease) in taxes payable              (16,226)       (73,583)        68,027
   Increase (decrease) in accrued expenses            (8,638)        14,505         (3,083)
                                                 -----------    -----------    -----------

  Net Cash Provided by Operating Activities          685,572        292,966        404,262
                                                 -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Sale of property and equipment                      31,000           --             --
  Purchase of property and equipment                (475,333)      (391,535)      (117,415)
                                                 -----------    -----------    -----------

  Net Cash Used in Investing Activities             (444,333)      (391,535)      (117,415)
                                                 -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Additional capital contributed                        --             --            2,159
  Proceeds from sale of preferred stock              100,000        200,000           --
  Payments on notes payable and leases payable      (956,152)      (280,539)      (247,721)
  Proceeds of notes payable and leases payable     1,320,000           --           62,631
                                                 -----------    -----------    -----------

  Net Cash Provided (Used by)
   Financing Activities                              463,848        (80,539)      (182,931)
                                                 -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH                      705,087       (179,108)       103,916

CASH AND CASH EQUIVALENTS AT
  BEGINNING OF YEAR                                   38,631        217,739        113,823
                                                 -----------    -----------    -----------

CASH AND CASH EQUIVALENTS AT
  END OF YEAR                                    $   743,718    $    38,631    $   217,739
                                                 ===========    ===========    ===========

The accompanying notes are an integral part of these consolidated financial statements

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                Consolidated Statements of Cash Flows (Continued)

                                                 For the Years Ended March 31,
                                                ------------------------------
                                                  1999       1998       1997
                                                --------   --------   --------

SUPPLEMENTAL CASH FLOW INFORMATION

  Cash paid for:

  Interest                                      $141,740   $112,421   $103,402
  Income taxes                                  $ 27,126   $183,407   $ 37,479

NON CASH FINANCING ACTIVITIES

  Property and equipment purchased under
   capital leases                               $118,860   $ 21,905   $   --

  Property and equipment acquired by assuming
   notes payable                                $   --     $200,000   $   --

  Common stock issued for the purchase of
   CoMar Foods, Inc.                            $   --     $933,707   $   --

                   The accompanying notes are an integral part of these consolidated financial statements

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                             March 31, 1999 and 1998

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a. Organization

         The consolidated financial statements include those of Global Seafood Technologies, Inc. (formerly International Custom Pack, Inc.) (ICP) and its wholly-owned subsidiaries, Custom Pack, Inc. and CoMar Foods, Inc. Custom Pack, Inc. has a separate division that is accounted for as the "Aguaculture Division" in the consolidated financial statements, although it is not a separate subsidiary. Collectively, they are referred to herein as "the Company".

         Global Seafood Technologies, Inc. (GST) was incorporated under the laws of the State of Nevada on May 29, 1986 under the name of Rue de Rivoli Perfumeries of America, Ltd. It later changed its name to Enviro Solutions International, Inc. on November 21, 1994 in contemplation of a merger with Enviro Solutions International, Inc. of Utah. The merger was never completed. However, the name was still changed.

         On October 31, 1995, the Company completed an Agreement and Plan of Reorganization whereby GST issued 8,000,000 shares of its common stock in exchange for all of the outstanding common stock of Custom Pack, Inc. (Custom). Pursuant to the reorganization, the name was changed to International Custom Pack, Inc. The Company later changed its name to Global Seafood Technologies, Inc. during 1998.

         The reorganization was accounted for as a recapitalization of Custom because the shareholders of Custom control the Company after the acquisition. Therefore, Custom is treated as the acquiring entity. Accordingly, there was no adjustment to the carrying value of the assets or liabilities of GST. GST is the acquiring entity for legal purposes and Custom is the surviving entity for accounting purposes.

         On October 1, 1997, the Company completed an Agreement and Plan of Reorganization whereby GST issued 422,492 shares of its common stock and $300,000 of cash in exchange for all of the outstanding common stock of CoMar Foods, Inc. (CoMar). The acquisition has been accounted for as a purchase.

         GST was incorporated for the purpose of creating a vehicle to obtain capital to seek out, investigate and acquire interests in products and businesses which may have a potential for profit.

         Custom, a wholly-owned subsidiary, was incorporated under the laws of the State of Mississippi on February 15, 1988. It was incorporated for the purpose of being a full service processor, packager, and storage provider of shrimp and other seafood.

         CoMar, a wholly-owned subsidiary, was incorporated under the laws of the State of Alabama on February 26, 1993. It was incorporated for the purpose of being a full service processor and packager of shrimp and other seafood products.

         b. Accounting Method

         The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a March 31 year end.

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                             March 31, 1999 and 1998

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         c. Cash and Cash Equivalents

         Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition. The Company's cash accounts at its banks are insured by the FDIC up to $100,000. The amount in excess of the insured limits at March 31, 1999 was $639,845.

         d. Basic and Fully Diluted Earnings Per Share

         The computations of basic earnings per share of common stock are based on the weighted average number of shares outstanding during the period of the consolidated financial statements. Common stock equivalents, consisting of the preferred shares, have been included in the fully diluted earnings per share.

         e. Principles of Consolidation

         The consolidated financial statements include those of Global Seafood Technologies, Inc. and its wholly-owned subsidiaries, Custom Pack, Inc. and CoMar Foods, Inc. All significant intercompany accounts and transactions have been eliminated.

         f. Inventories

         Inventory supplies are stated at the lower of cost (computed on a first-in, first-out basis) or market. The inventory consists of seafood, seafood storage bags, packing boxes and other miscellaneous packaging materials.

         g. Property and Equipment

         Property and equipment are stated at cost. Expenditures for small tools, ordinary maintenance and repairs are charged to operations as incurred. Major additions and improvements are capitalized. Depreciation is computed using the straight-line and accelerated methods over estimated useful lives as follows:

            Machinery and equipment                     5 to 7 years
            Furniture and fixtures                      5 to 7 years
            Buildings                                   3 to 7 years
            Vehicles                                    5 years
            Water well                                  7 years

         h. Accounts Receivable

         Accounts receivable are recorded net of the allowance for doubtful accounts of $5,886 and $5,886 for the years ended March 31, 1999 and 1998, respectively.

         i. Related Party Transactions

         The Company purchases some of its product and supplies from a related company. The amounts owed to this Company at March 31, 1999 and 1998 was $71,583 and $980, respectively.

         The Company also sells some of its product to the same related company. The amounts owed from this company at March 31, 1999 and 1998 was $153,771 and $46,139, respectively.

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                             March 31, 1999 and 1998

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         j. Revenue Recognition

         Revenue is recognized upon shipment of goods to the customer.

         k. Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         l. Reclassifications

         Certain prior period amounts have been reclassified to conform to the March 31, 1999 financial statement presentation.

         m. Advertising

         The Company follows the policy of charging the costs of advertising to expense as incurred.

         n. Change in Accounting Principle

         The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" during the year ended March 31, 1999. In accordance with SFAS No. 128, diluted earnings per share must be calculated when an entity has convertible securities, warrants, options, and other securities that represent potential common shares. The purpose of calculating diluted earnings (loss) per share is to show (on a pro forma basis) per share earnings or losses assuming the exercise or conversion of all securities that are exercisable or convertible into common stock and that would either dilute or not affect basis EPS. As permitted by SFAS No. 128, the Company has retroactively applied the provisions of this new standard by showing the fully diluted earnings per common share for all years presented.

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                  (Formerly Global Seafood Technologies, Inc.)
                 Notes to the Consolidated Financial Statements
                             March 31, 1999 and 1998

NOTE 2 - PROPERTY AND EQUIPMENT

         Property and equipment at March 31, 1999 and 1998 consisted of the following:

                                                           March 31,
                                                --------------------------------
                                                    1999               1998
                                                -----------         -----------
         Land                                   $   102,926        $    102,926
         Buildings and improvements               2,057,887           1,950,207
         Furniture and fixtures                      26,780              26,780
         Machinery and equipment                  2,618,001           2,129,745
         Vehicles                                    27,820              27,820
         Water well                                 121,441             121,441
                                                -----------         -----------

                 Total                            4,954,855           4,358,919

              Less accumulated depreciation      (2,169,625)         (1,855,034)
                                                -----------         -----------

              Property and equipment - net      $ 2,785,230        $  2,503,885
                                                ===========        ============

         Depreciation expense for the years ended March 31, 1999, 1998 and 1997 was $350,639, $258,465 and $221,204, respectively.

NOTE 3 - NOTES PAYABLE

         Notes payable at March 31, 1999 and 1998 consisted of the following:

                                                                                        March 31,
                                                                                ------------------------
                                                                                   1999          1998
                                                                                ----------    ----------
         Note payable to a bank, secured by property and equipment, interest at 8.25%, interest and principal payments of $8,530 due
          monthly, matured on March 5, 1998.                                    $     --      $  307,278

         Line of credit with a bank, maximum balance of $200,000, secured by property and equipment, interest at the bank's prime rate
          (8.5% as of March 31, 1998), interest payments due monthly,
          principal amount due March 10, 1998.                                        --         172,530

         Note payable, secured by property, interest at 9.0%,
          interest and principal payments of $1,497 due monthly,
          matures on July 1, 2012.                                                 141,435       143,974

         Note payable, secured by property, interest at 8.0%,
          interest and principal payments of $702 due monthly,
          matures on November 23, 2003.                                             32,413        37,999

         Note payable, secured by property, interest at 12.0%,
          interest and principal payments of $3,337 due monthly,
          matured on November 1, 2002.                                                --         140,631
                                                                                ----------    ----------

         Balance forward                                                        $  173,848    $  802,412
                                                                                ==========    ==========

                                    GLOBAL SEAFOOD TECHNOLOGIES, INC.
                               (Formerly Global Seafood Technologies, Inc.)
                              Notes to the Consolidated Financial Statements
                                         March 31, 1999 and 1998

NOTE 3 - NOTES PAYABLE (Continued)

                                                                                        March 31,
                                                                                ------------------------
                                                                                   1999          1998
                                                                                ----------    ----------
         Balance forward                                                        $  173,848    $  802,412

         Note payable, secured by property, interest at 14.5%,
          interest and principal payments of $4,136 due monthly,
          matured on August 15, 2000.                                                 --          99,348

         Note payable, secured by property, interest at 8.05%,
           interest and principal payments of $16,124 due monthly,
           matures on July 5, 2003.                                              1,260,603          --

         Note payable, secured by property, interest at 7.5%,
          interest and principal payments of $399 due monthly,
          matures on November 15, 2002.                                             15,285          --

         Note payable, secured by property, interest at 7.5%,
          interest and principal payments of $737 due monthly,
          matures on October 15, 2002.                                              27,000          --

         Note payable, secured by property, interest at 15.77%,
          interest and principal payments of $47 due monthly,
          matures December 16, 2001.                                                   493         1,060

         Note payable, secured by property, interest at 11.09%,
          interest and principal payments of $628 due monthly,
          matures during April 1999.                                                   628         3,765
                                                                                ----------    ----------

              Total notes payable                                                1,477,857       906,585

              Less: current portion                                               (140,051)     (556,702)
                                                                                ----------    ---------

              Long-term notes payable                                           $1,337,806    $  349,883
                                                                                ==========    ==========

         Maturities of long-term debt are as follows:

           Year Ending
            March 31,                          Amount
           ------------                      ----------
               2000                          $  140,051
               2001                             152,359
               2002                             166,884
               2003                             184,354
               2004                             834,209
               2005 and thereafter               -
                                             ----------

                   Total                     $1,477,857
                                             ==========

                                    GLOBAL SEAFOOD TECHNOLOGIES, INC.
                                (Formerly International Custom Pack, Inc.)
                              Notes to the Consolidated Financial Statements
                                         March 31, 1999 and 1998

NOTE 4 - NOTES PAYABLE - RELATED PARTIES

         Notes payable to related parties at March 31, 1999 and 1998 consisted of the following:

                                                                                        March 31,
                                                                                ------------------------
                                                                                    1999          1998
                                                                                ----------    ----------
         Note payable to a related individual, unsecured, interest
          at 10%, interest and principal payments of $200 due
          quarterly, matured on March 31, 1999.                                 $     --      $      711

         Note payable to shareholder, unsecured, interest at 10%,
          interest payments due quarterly and annually, principal
          amount is due on demand.                                                 113,500       113,500
                                                                                ----------    ----------

              Total notes payable - related parties                             $  113,500    $  114,211
                                                                                ==========    ==========

NOTE 5 - LINE OF CREDIT

         The Company has a line of credit with a bank. The loan is secured, accrues interest at 7.5% per annum, and has a maximum balance of $500,000. The balance outstanding on the line of credit at March 31, 1999 was $-0-.

NOTE 6 - CAPITAL LEASES

         The Company leases certain equipment with lease terms ending in October 1999 through September 2003. Obligations under these capital leases have been recorded in the accompanying consolidated financial statements at the present value of future minimum lease payments. The capitalized cost of $945,388 less accumulated depreciation of $705,621 is included in property and equipment in the accompanying consolidated financial statements at March 31, 1999.

         Obligations under capital leases at March 31, 1999 and 1998 consisted of the following:

                                                        March 31,
                                                  ---------------------
                                                    1999         1998
                                                  --------    ---------
                Total                             $175,082    $ 219,470
                Less: current portion              (93,581)    (138,012)
                                                  --------    ---------

                Long-term portion                 $ 81,501    $  81,458
                                                  ========    =========

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                             March 31, 1999 and 1998

NOTE 6 - CAPITAL LEASES (Continued)

         The future minimum lease payments under these capital leases and the net present value of the future minimum lease payments are as follows:

                  Year Ending
                   March 31,                                         Amount
                  -----------                                     ------------
                     2000                                         $   106,242
                     2001                                              34,710
                     2002                                              19,578
                     2003                                              19,578
                     2004                                               9,789
                     2005 and thereafter                                 --
                                                                  -----------

                Total future minimum lease payments                   189,897

                Less, amount representing interest                    (14,815)
                                                                  -----------

                Present value of future minimum lease payments    $   175,082
                                                                  ===========

NOTE 7 - MAJOR CUSTOMERS AND SUPPLIERS

         For the years ended March 31, 1999 and 1998, two customers generated sales in excess of 10% of the Company's total sales. Sales to these two customers made up approximately 95% and 47% of total revenues for the years ended March 31, 1999 and 1998, respectively.

         The Company purchased product from three suppliers during the years ended March 31, 1999 and 1998 that generated costs in excess of 10% of the Company's total purchases. Purchases from these three suppliers combined made up approximately 49% and 56% of total purchases for the years ended March 31, 1999 and 1998, respectively.

NOTE 8 - INCOME TAXES

         Provision for income taxes for the years ended March 31, 1999, 1998 and 1997 consisted of the following: March 31,

                                                  1999        1998       1997
                                                ---------   --------   ---------
         Current:
                  Federal income taxes          $  19,376   $ 70,670   $  86,292
                  State income taxes                4,840     17,144      14,047

         Deferred:
                  Federal income taxes            (14,600)      (487)      5,167
                                                ---------   --------   ---------

         Total provision for income taxes       $   9,616   $ 87,327   $ 105,506
                                                =========   ========   =========

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                             March 31, 1999 and 1998

NOTE 8 - INCOME TAXES (Continued)

         As of March 31, 1999 and 1998, the Company owed $918 and $17,144 in state income taxes, respectively.

         As of March 31, 1999 and 1998, the Company overpaid its federal income taxes by $46,111 and $38,572, respectively.

         As of March 31, 1999 and 1998, a deferred tax asset of $14,600 and $-0-was recognized and recorded.

         A reconciliation of income taxes at the federal statutory rate to the effective tax rate is as follows:

                                                1999        1998         1997
                                             ---------    --------    ---------

         Income taxes computed at the
          federal statutory rate             $  24,216    $ 81,079    $ 109,422
         Non-deductible allowance for
          bad debts                             (2,300)       --           --
         Other non-deductible items               --         6,248       11,085
         Accelerated depreciation expense      (12,300)       --        (15,001)
                                             ---------    --------    ---------

         Income Tax Expense                  $   9,616    $ 87,327    $ 105,506
                                             =========    ========    =========

NOTE 9 - COMMITMENTS AND CONTINGENCIES

         Non-Compete Agreement

         The Company entered into a covenant-not-to-compete during the year ended March 31, 1991. The original agreement required $492,000 to be paid over 10 years at $49,200 each year. The agreement was amended in 1994 due to an examination by the Internal Revenue Service. The current agreement calls for annual payments of $32,800. Future minimum payments are required as follows:

               Year Ending
                March 31,                                       Amount
               -----------                                    ---------
                  2000                                        $  32,800
                  2001                                           32,800
                  2002                                           32,800
                  2003                                           32,800
                  2004                                           32,800
                  2005                                           10,500
                Thereafter                                         --
                                                              ---------
                     Total                                    $ 174,500
                                                              =========

         Subsequent to March 31, 1999, the Company issued 114,800 shares of its outstanding common stock in lieu of the future payments required under the non-compete agreement (see Note 13).

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                             March 31, 1999 and 1998

NOTE 9 - COMMITMENTS AND CONTINGENCIES (Continued)

         Common Stock Contingency

         The Company is aware of numerous possible claims by individuals that received either through purchase or otherwise, 850,000 forged shares of the Company's common stock that purport to represent issued and outstanding shares. The shares are not listed on the Company's shareholder records and do not represent duly issued and outstanding shares of the Company's common stock. Although no litigation is pending in relation to these shares, it is possible that the Company may have to honor these 850,000 shares of common stock in the future. The shares have not been recorded by the Company at March 31, 1999 since the ultimate outcome is currently not estimatable.

         The Company is also in the process of trying to recover 1,700,000 common shares. The holder of the shares is claiming breach of contract and claims that he is entitled to the shares. The claim is currently in litigation and management intends on vigorously contesting the claim. The Company has filed an answer and a counterclaim against the holder seeking specific performance of a settlement agreement previously entered into. While the possibility that an unfavorable outcome exists, the Company has determined that the potential loss is remote and fully intends on recovering the entire 1,700,000 shares. It is remotely possible, however, that the Company may have to honor these shares in the future, although the shares have not been recorded by the Company as outstanding shares as of March 31, 1999.

         Leases

         The Company has entered into several non-cancelable leases, accounted for as operating leases, of certain machinery and equipment used in operations. The minimum future payments required under the operating leases are as follows:

            Year Ending
             March 31,                                          Amount
            -----------                                       ---------
               2000                                           $ 152,424
               2001                                             113,204
               2002                                              10,894
               2003                                              10,894
               2004                                               5,147
                 2005 and thereafter                               --
                                                              ---------

                  Total                                       $ 292,563
                                                              =========

NOTE 10 - WARRANTS OUTSTANDING

          On November 1, 1998, the Company granted warrants to a consultant to purchase 1,000,000 shares of common stock at $1.00 per share. The warrants are exercisable until July 1, 2008.

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                             March 31, 1999 and 1998

NOTE 11 - CONSOLIDATING STATEMENT OF OPERATIONS

          The Company's consolidating statement of operations for the year ended March 31, 1999 is detailed in the following schedule:

                                       Custom     Aquaculture    CoMar
                                     Pack, Inc.     Division   Foods, Inc.  Eliminations   Totals
                                    -----------   -----------  ----------   ------------ -----------
          NET SALES                 $13,070,875    $  15,114   $  826,059     $(70,989)  $13,841,059

          COST OF SALES               9,915,256       12,532      357,258      (70,989)   10,214,057
                                    -----------    ---------   ----------     --------   -----------

          GROSS MARGIN                3,155,619        2,582      468,801         --       3,627,002
                                    -----------    ---------   ----------     --------   -----------

          EXPENSES

          Salaries, wages and
           commissions                1,453,044       68,021      433,244         --       1,954,309
          Non-compete covenant           32,800         --           --           --          32,800
          Depreciation expense          259,426       58,907       32,306         --         350,639
          Selling, general and
           administrative               914,949       60,994      230,985         --       1,206,928
                                    -----------    ---------   ----------     --------   -----------

            Total Expenses            2,660,219      187,922      696,535         --       3,544,676
                                    -----------    ---------   ----------     --------   -----------

          INCOME (LOSS)
           BEFORE OTHER
           INCOME (EXPENSES)            495,400     (185,340)    (227,734)        --          82,326
                                    -----------    ---------   ----------     --------   -----------

          OTHER INCOME (EXPENSES)

          Other income                   65,822         --          1,000         --          66,822
          Interest income                 5,482         --           --           --           5,482
          Interest expense              (89,814)      (9,282)     (42,644)        --        (141,740)
          Gain on disposition
           of assets                      9,289         --         16,037         --          25,326
                                    -----------    ---------   ----------     --------   -----------

            Total Other Income
              (Expenses)                 (9,221)      (9,282)     (25,607)        --         (44,110)
                                    -----------    ---------   ----------     --------   -----------

          NET INCOME (LOSS)
           BEFORE INCOME
           TAXES                        486,179     (194,622)    (253,341)        --          38,216

          PROVISION FOR
           INCOME TAXES                   9,616         --           --           --           9,616
                                    -----------    ---------   ----------     --------   -----------

          NET INCOME (LOSS)         $   476,563    $(194,622)  $ (253,341)    $   --     $    28,600
                                    ===========    =========   ==========     ========   ===========

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                             March 31, 1999 and 1998

NOTE 12 - CONSOLIDATED PROFORMA STATEMENT OF OPERATIONS

          The historical information contained herein has been consolidated on a proforma basis and is presented as unaudited. The purchase of assets and liabilities from CoMar on October 1, 1997 are described in Note 1. The purchase has been presented in this footnote as though it was effective April 1, 1997. All significant accounting policies for CoMar are the same as the Company's as defined in Note 1.

                                                                    For the Year Ended March 31, 1998
                                                ---------------------------------------------------------------------------
                                                International
                                                   Custom        Custom Pack,       CoMar                        Proforma
                                                  Pack, Inc.          Inc.       Foods, Inc.   Eliminations      Combined
                                                -------------    ------------    -----------   ------------    ------------
                                                                                                                (Unaudited)
          NET SALES                              $       --      $ 13,872,075    $   746,495   $   (283,979)   $ 14,334,591

          COST OF SALES                                  --        11,180,499        505,731       (283,979)     11,402,251
                                                 ------------    ------------    -----------   ------------    ------------

          GROSS MARGIN                                   --         2,691,576        240,764           --         2,932,340
                                                 ------------    ------------    -----------   ------------    ------------

          EXPENSES

          Salaries, wages and
           commissions                                   --         1,342,677        212,343           --         1,555,020
          Repairs and maintenance                        --           181,940         12,090           --           194,030
          Non-compete covenant                           --            32,800           --             --            32,800
          Depreciation expense                           --           240,832         27,213           --           268,045
          Selling, general and
           administrative                                --           685,182        229,221           --           914,403
                                                 ------------    ------------    -----------   ------------    ------------

            Total Expenses                               --         2,483,431        480,867           --         2,964,298
                                                 ------------    ------------    -----------   ------------    ------------

          INCOME (LOSS)
           BEFORE OTHER
           INCOME (EXPENSES)                             --           208,145       (240,103)          --           (31,958)
                                                 ------------    ------------    -----------   ------------    ------------

          OTHER INCOME
           (EXPENSES)

          Other income                                   --           142,326          1,748           --           144,074
          Interest income                                --             1,800           --             --             1,800
          Interest expense                               --           (97,121)       (68,608)          --          (165,729)
          Bad debt expense                               --              --           (3,654)          --            (3,654)
                                                 ------------    ------------    -----------   ------------    ------------

            Total Other Income
              (Expenses)                                 --            47,005        (70,514)          --           (23,509)
                                                 ------------    ------------    -----------   ------------    ------------

          NET INCOME (LOSS)
           BEFORE INCOME
           TAXES                                         --           255,150       (310,617)          --           (55,467)

          PROVISION FOR
           INCOME TAXES                                  --            87,327           --             --            87,327
                                                 ------------    ------------    -----------   ------------    ------------

          NET INCOME (LOSS)                      $      --       $    167,823    $  (310,617)  $       --      $   (142,794)
                                                 ============    ============    ===========   ============    ============


                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                             March 31, 1999 and 1998

NOTE 13 - SUBSEQUENT EVENTS

          Subsequent to March 31, 1999, the following significant events occurred:

          1) On April 1, 1999, the Company issued 152,564 shares of its outstanding common stock to purchase the assets, brand name and customer lists of Killer Bee, Inc., a Mississippi corporation. The acquisition will be accounted for as a purchase. On the same date, the Company granted warrants to purchase a total of 1,500,000 shares of common stock (500,000 each) at $1.56 per share for a period of 10 years to Brent Gutierrez, Clay Gutierrez and Larry Gollott, the original owners of Killer Bee, Inc. Brent Gutierrez and Clay Gutierrez are also current officers and directors of Global Seafood Technologies, Inc.

          2) On April 7, 1999, the Company issued 114,800 shares of its outstanding common stock in lieu of future payments under the non-compete agreement (Note 9), in the amount of $143,500.

          3) During April 1999, the Company issued to a director 200,000 shares of its outstanding preferred stock valued at $10.00 per share for $2,000,000 in cash. In connection with the preferred issuance, the Company also granted warrants to purchase 2,000,000 shares of common stock to the director. The warrants are exercisable at $1.00 per share until July 15, 2001.

          4) Prior to March 31, 1999, the Company issued 1,050,000 shares of its outstanding common stock to be held in escrow until the cash proceeds of $650,000 was received. Through the date of our audit report, a total of $371,100 had been received.

          5) On April 7, 1999, the Company authorized the issuance of 32,000 shares of common stock for services rendered valued at $40,000.

          6) The 30,000 shares of preferred stock outstanding at March 31, 1999 were converted into 300,000 shares of common stock.

          7) On June 25, 1999, the Company entered into an agreement to purchase the assets, brand name and customer lists of Drag N' Baits, Inc., a Florida corporation, for a cash price of $339,000. The acquisition will be accounted for as a purchase.

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.

                   (Formerly International Custom Pack, Inc.)

                        Consolidated Financial Statements

                           September 30, 1999 and 1998



                                    CONTENTS


Company Letter .............................................................   3

Consolidated Balance Sheets ................................................   4

Consolidated Statements of Operations ......................................   6

Consolidated Statements of Stockholders' Equity ............................   7

Consolidated Statements of Cash Flows ......................................   8

Notes to the Consolidated Financial Statements .............................  10

                        CONSOLIDATED FINANCIAL STATEMENTS


November 15, 1999


The accompanying consolidated balance sheets of Global Seafood Technologies, Inc. as of September 30, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for the six months periods ending September 30, 1999 and 1998 are the responsibility of the Company's management.

The data has not been subjected to audit and has been derived from the Company's internally produced financial records. While the Company believes such interim data to be materially correct, their failure to be subjected to independent audit or to auditing standards should be noted. All such data should be read only in conjunction with, and is qualified in their entirety by reference to, the Company's financial statements and accompanying notes.

Management believes that the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Seafood Technologies, Inc. (formerly International Custom Pack, Inc.) as of September 30, 1999 and 1998 and the results of its operations and cash flows for the six months periods ended September 30, 1999 and 1998 consistent with previously prepared financial reports.





Brent Gutierrez, Chairman and President
Global Seafood Technologies, Inc.

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                           CONSOLIDATED BALANCE SHEETS


                                     ASSETS                   UNAUDITED
                                                            September 30
                                                    ----------------------------
                                                        1999            1998
                                                    -----------     -----------
CURRENT ASSETS
Cash and cash equivalents (Note 1)                    1,962,321         319,573
Accounts Receivable- net (Note 1)                       891,356       1,240,754
Accounts Receivable - Related, net (Note 1)             167,007               0
Pre-paid income taxes                                    46,111          38,572
Pre-paid Expenses                                       212,355           6,045
Inventories (Note 1)                                    502,125         153,655
Deferred tax asset, current                               2,300               0
                                                    -----------     -----------
TOTAL CURRENT ASSETS                                $ 3,783,576     $ 1,758,600

PROPERTY AND EQUIPMENT
Land                                                    102,926         102,926
Buildings and Improvements                            2,057,888       1,989,036
Furniture and Fixtures                                   26,780          26,780
Machinery and Equipment                               3,069,494       2,502,277
Vehicles                                                 27,820          27,820
Water Well                                              121,441         121,441
                                                    -----------     -----------
TOTAL FIXED ASSETS                                    5,406,348       4,770,279
Less Accumulated Depreciation                        (2,375,320)     (1,993,473)
                                                    -----------     -----------
PROPERTY AND EQUIPMENT, NET (Notes 1 and 2)         $ 3,031,028     $ 2,776,806

OTHER ASSETS
Deferred tax asset                                       12,300               0
Deposits                                                 20,014           3,089
                                                    -----------     -----------
Total Other Assets                                  $    32,314     $     3,089

TOTAL ASSETS                                        $ 6,846,918     $ 4,538,495

The accompanying notes are an integral part of these consolidated financial statements

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                           CONSOLIDATED BALANCE SHEETS

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                                                              UNAUDITED
                                                            September 30
                                                   ----------------------------
                                                       1999             1998
                                                   ------------    ------------
CURRENT LIABILITIES
Accounts Payable                                        510,749         525,733
Accounts Payable - Related (Note 1)                      71,583               0
Accrued expenses                                         29,551          26,216
Income taxes payable                                        918          (4,539)
Notes Payable, short-term (Note 5)                            0         300,000
Notes Payable, current portion (Note 3)                 178,992         103,909
Notes Payable - Related (Note 4)                        113,500         114,011
Obligations under capital leases (Note 6)                33,080         149,164
                                                   ------------    ------------
TOTAL CURRENT LIABILITIES                          $    938,373    $  1,214,495

LONG-TERM LIABILITIES
Notes Payable (Note 3)                                1,417,642       1,380,307
Obligations under capital leases (Note 6)                63,954          86,446
                                                   ------------    ------------
TOTAL LONG-TERM LIABILITIES                        $  1,481,596    $  1,466,753

TOTAL LIABILITIES                                  $  2,419,969    $  2,681,248

STOCKHOLDER'S EQUITY
Preferred stock                                             200              30
(Issued and outstanding)                                200,000          30,000
Common stock                                             12,877          11,628
(Issued and outstanding)                             12,876,915      11,628,082
Additional Paid-in Capital                            4,080,547       1,239,365
Treasury Stock                                                0               0
Retained Earnings                                       333,325         606,224
                                                   ------------    ------------
TOTAL STOCKHOLDER'S EQUITY                         $  4,426,949    $  1,857,247

TOT. LIAB. AND EQUITY                              $  6,846,918    $  4,538,495

COMMITMENTS AND CONTINGENCIES (Note 8)

The accompanying notes are an integral part of these consolidated financial statements

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                            UNAUDITED
                                                  Six Months Ended September 30
                                                 -------------------------------
                                                     1999              1998
                                                 ------------      ------------

Processing Sales                                    1,973,844         1,260,381
Sales of Product                                    5,572,598         5,088,491
                                                 ------------      ------------
NET SALES                                        $  7,546,442      $  6,348,872

COST OF SALES                                    $  4,753,155      $  4,144,599

GROSS MARGIN                                     $  2,793,287      $  2,204,273

EXPENSES
Salaries, wages and commissions                     1,180,278           744,764
Non-compete covenant                                    7,972             8,200
Depreciation expense                                  205,695           138,440
Bad debt expense                                            0                 0
Selling, general and administrative                 1,450,908         1,100,044
                                                 ------------      ------------
TOTAL EXPENSES                                   $  2,844,854      $  1,991,447

INCOME BEFORE OTHER ITEMS                        ($    51,567)     $    212,827

Other income                                           23,933            36,989
Interest income                                        11,751             3,936
Gain of disposition of assets                               0            18,000
Interest expense                                      (74,672)          (61,727)
                                                 ------------      ------------
TOTAL OTHER INCOME (EXPENSE)                     ($    38,987)     ($     2,802)

NET INCOME BEFORE TAXES                          ($    90,554)     $    210,025

PROVISION FOR TAXES                              $        918      $          0

NET INCOME                                       ($    91,472)     $    210,025

BASIC EARNINGS PER SHARE                         ($      0.01)     $       0.02

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING                              12,671,383        11,628,082

FULLY DILUTED EARNINGS
PER SHARE                                        ($      0.00)     $       0.02

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING                              19,886,719        11,961,415

The accompanying notes are an integral part of these consolidated financial statements

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                 Consolidated Statements of Shareholders' Equity

                                                Preferred Stock                  Common Stock             Additional
                                          ----------------------------    ----------------------------      Paid-in       Retained
                                             Shares          Amount          Shares          Amount         Capital       Earnings
                                          ------------    ------------    ------------    ------------   ------------   -----------
Balance, March 31, 1999                         30,000    $         30      11,678,082    $     11,678   $  1,289,316   $   424,797

Common stock issued on
April 1, 1999 to purchase the
assets of Killer Bee, Inc.                                                    152,564    $        153    $    237,847

Common stock issued in lieu
of future payments under
non-compete agreement                                                         114,800    $        115    $    143,385

Preferred stock issued for cash
in April, 1999                                 200,000    $        200                                   $  1,999,800

Cash received for common stock
issued into escrow prior to
March 31, 1999                                                                599,469    $        599    $    370,501

Common stock issued for
prepaid promotional services in
April, 1999                                                                    32,000    $         32    $     39,968

Outstanding preferred stock                    (30,000)   ($        30)                                  ($   299,970)
converted to common stock                                                     300,000    $        300    $    299,700
Net income for six months ended
September 30, 1999                                                                                                     ($    91,472)

Balance, September 30, 1999                    200,000    $        200      12,876,915    $     12,877   $  4,080,547   $   333,325
                                          ============    ============    ============    ============   ============   ===========

The accompanying notes are an integral part of these consolidated financial statements

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            UNAUDITED
                                                   Six Months Ended September 30
                                                     --------------------------
                                                       1999            1998
                                                    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                          ($   91,472)   $   210,025

Adjustments to Net Income:
Depreciation                                            205,695        138,440
(Gain) Loss on Sale of Assets                                 0              0
Bad Debts                                                     0              0
                                                    -----------    -----------
Total Adjustments to Net Income                     $   205,695    $   138,440

Changes in Assets and Liabilities:
(Increase) Decrease in Accounts Receivable
and Accounts Receivable Related                        (427,346)      (806,560)
(Increase) Decrease in Taxes Receivable                       0              0
(Increase) Decrease in Deferred Tax Asset                     0              0
(Increase) Decrease in Inventories                     (502,125)             0
(Increase) Decrease in Pre-paid Expenses               (162,355)             0
(Increase) Decrease in Deposits                          (8,870)             0
Increase (Decrease) in Accounts Payable
and Accounts Payable Related                           (179,125)       188,116
Increase (Decrease) in Taxes Payable                          0        (21,683)
Increase (Decrease) in Accrued Expenses                   2,366         (9,607)
                                                    -----------    -----------
Total Changes in Assets and Liabilities              (1,277,456)      (649,734)
Net Cash Provided by Operating Activities           ($1,163,233)   ($  301,269)

CASH FLOWS FROM INVESTING ACTIVITIES:
Sale of Property and Equipment                           37,500         18,000
Purchase of Property and Equipment                     (488,993)      (429,360)
                                                    -----------    -----------
Net Cash Used in Investing Activities               ($  451,493)   ($  411,360)

CASH FLOWS FROM FINANCING ACTIVITIES:
Additional Capital Contributed                          792,600              0
Proceeds From Sale of Preferred Stock                 2,000,000        100,000
Payments on Notes Payable and Leases Payable           (728,802)             0
Proceeds From Notes Payable and Leases Payable          769,531        893,572
                                                    -----------    -----------
Net Cash Provided (Used by)Financing Activities     $ 2,833,329    $   993,572

NET INCREASE (DECREASE) IN CASH                     $ 1,218,603    $   280,942

BEGINNING CASH AND CASH EQUIVALENTS                 $   743,718    $    38,631

ENDING CASH AND CASH EQUIVALENTS                    $ 1,962,321    $   319,573


The accompanying notes are an integral part of these consolidated financial statements

                     CONSOLIDATING STATEMENT OF OPERATIONS
                       GLOBAL SEAFOOD TECHNOLOGIES, INC.

                                                                                                                         UNAUDITED
                                                                                                                        6 mos ended
                                  Custom                      Aquaculture       Killer       Combined                   September 30
                                   Pack           CoMar         Division         Bee          Totals     Eliminations       1999
                                --------------------------------------------------------------------------------------------------
Processing Sales                 1,973,844
Sales of Product                 4,725,779        279,183         19,454        548,182      5,572,598
                                --------------------------------------------------------------------------------------------------
NET SALES                        6,699,623        279,183         19,454        548,182      7,546,442                   7,546,442

COST OF SALES                    4,380,746         32,406          9,960        330,043      4,753,155                   4,753,155
                                --------------------------------------------------------------------------------------------------

GROSS MARGIN                    $2,318,877       $246,777         $9,494       $218,139     $2,793,287                  $2,793,287

EXPENSES
Salaries, wages and
commissions                        806,094        230,805           (386)       143,766      1,180,278                   1,180,278
Non-compete covenant                 7,972              0              0              0          7,972                       7,972
Depreciation expense               118,520         18,745         22,591         25,383        185,239       20,456        205,695
Bad debt expense                         0              0              0              0              0                           0
Selling, general and
administrative                   1,039,260         77,215         14,513        319,920      1,450,908                   1,450,908
                                --------------------------------------------------------------------------------------------------
TOTAL EXPENSES                  $1,971,846       $326,765        $36,718       $489,069     $2,824,398      $20,456     $2,844,854

INCOME BEFORE OTHER ITEMS         $347,031       ($79,988)      ($27,224)     ($270,930)      ($31,111)    ($20,456)      ($51,567)

Other income                        23,933              0              0              0         23,933                      23,933
Interest income                     11,751              0              0              0         11,751                      11,751
Gain on disposition of assets            0              0              0              0              0                           0
Interest expense                   (39,031)       (24,210)        (7,032)        (4,399)       (74,672)                    (74,672)
                                --------------------------------------------------------------------------------------------------
TOTAL OTHER INCOME (EXPENSE)       ($3,346)      ($24,210)       ($7,032)       ($4,399)      ($38,987)          $0       ($38,987)

NET INCOME BEFORE TAXES           $343,685      ($104,199)      ($34,256)     ($275,328)      ($70,098)    ($20,456)      ($90,554)

PROVISION FOR TAXES                      0            918              0              0            918                         918

NET INCOME                        $343,685      ($105,117)      ($34,256)     ($275,328)      ($71,016)    ($20,456)      ($91,472)

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                           September 30, 1999 and 1998

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          a.   Organization

          The consolidated financial statements include those of Global Seafood Technologies, Inc. (formerly International Custom Pack, Inc.) and its wholly owned subsidiaries: Custom Pack, Inc., CoMar Foods, Inc., and Killer Bee, Inc. Custom Pack, Inc. has a separate division that is accounted for as the "Aquaculture Division" in the consolidated financial statements, although it is not a separate subsidiary. Collectively, they are referred to herein as "the Company".

          Global Seafood Technologies, Inc. (GSFT) was incorporated under the laws of the State of Nevada on May 29, 1986 under the name of Rue de Rivoli Perfumeries of America, LTD. It later changed its name to Enviro Solutions International, Inc. on November 21, 1994 in contemplation of a merger with Enviro Solutions International, Inc. of Utah. The merger was never completed. However, the name was still changed.

          On October 31, 1995, the Company completed an Agreement and Plan of Reorganization whereby GSFT issued 8,000,000 shares of its common stock in exchange for all of the outstanding common stock of Custom Pack, Inc. (Custom). Pursuant to the reorganization, the name was changed to International Custom Pack, Inc. The Company later changed its name to Global Seafood Technologies, Inc. during 1998.

          The reorganization was accounted for as a recapitalization of Custom because the shareholders of Custom control the Company after the acquisition. Therefore, Custom is treated as the acquiring entity. Accordingly, there was no adjustment to the carrying value of the assets or liabilities of GSFT. GSFT is the acquiring entity for legal purposes and Custom is the surviving entity for accounting purposes.

          On October 1, 1997, the Company completed an Agreement and Plan of Reorganization whereby GSFT issued 422,492 shares of its common stock and $300,000 of cash in exchange for all of the outstanding common stock of CoMar Foods, Inc. (CoMar). The acquisition was accounted for as a purchase.

          On April 1, 1999, the Company issued 152,564 shares of its common stock to purchase the assets of a related company, Killer Bee, Inc. (Killer Bee). The physical assets consisted of product inventory, which was recorded at historical cost.

          GSFT was incorporated for the purpose of creating a vehicle to obtain capital to seek out, investigate and acquire interests in products and businesses which may have a potential for profit.

          Custom, a wholly-owned subsidiary, was incorporated under the laws of Mississippi on February 15, 1988. It was incorporated for the purpose of being a full service processor, packager, and storage provider of shrimp and other seafood.

          Comar, a wholly-owned subsidiary, was incorporated under the laws of the State of Alabama on February 26, 1993. It was incorporated for the purpose of being a full service processor and packager of shrimp and other seafood products.

          Killer Bee, a wholly-owned subsidiary, was incorporated September 18, 1998. It was incorporated for the purpose of being a full service processor, packager and distributor of bait and other recreational fishing products.

          b.   Accounting Method

          The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a March 31 year end.

          c.   Cash and Cash Equivalents

          Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition. The Company's cash accounts at its banks are insured by the FDIC up to $100,000. The Company's bank employs an overnight "sweep" to invest cash balances which are in excess of daily operating needs.

          d.   Basic and Fully Diluted Earnings Per Share

          The computations of basic earnings per share of common stock are based on the weighted average number of shares outstanding during the period of the consolidated financial statements. Common stock equivalents, consisting of the preferred shares and outstanding warrants, have been included in the fully diluted earnings per share.

          e.   Principles of Consolidation

          The consolidated financial statements include those of Global Seafood Technologies, Inc. and its wholly-owned subsidiaries; Custom Pack, Inc., CoMar Foods, Inc., and Killer Bee, Inc. All significant intercompany accounts and transactions have been eliminated.

          f.   Inventories

          Inventory supplies are stated at the lower of cost (computed on a first-in, first-out basis) or market. The inventory consists of seafood, bait products, seafood storage bags, packing boxes and other miscellaneous packaging materials.

          g.   Property and Equipment

          Property and equipment are stated at cost. Expenditures for small tools, ordinary maintenance and repairs are charged to operations as incurred. Major additions and improvements are capitalized. Depreciation is computed using the straight-line and accelerated methods over estimated useful lives as follows:

                    Machinery and equipment      5 to 7 years
                    Furniture and fixtures       5 to 7 years
                    Buildings                    3 to 7 years
                    Vehicles                     5 years
                    Water Well                   7 years

          h.   Accounts Receivable

          Accounts receivable are recorded net of allowance for doubtful accounts of $5,886 and $5,886 for the periods ending September 30, 1999 and 1998, respectively.

          i.   Related Party Transactions

          The Company purchases some of its product and supplies from a related company. The amounts owed to this company at September 30, 1999 and 1998 was $45,379 and $184,279, respectively.

          The Company also sells some of its product to the same related company. The amounts owed to this Company at September 30, 1999 and 1998 was $53,442 and $78,923, respectively.

          j.   Revenue Recognition

          Revenue is recognized upon shipment of goods to the customer.

          k.   Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          l.   Reclassifications

          Certain prior period amounts have been reclassified to conform to the September 30, 1999 financial statement presentation.

          m.   Advertising

          The Company follows the policy of charging the costs of advertising to expense as incurred.

          n.   Change in Accounting Principle

          The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" during the year ended March 31, 1999. In accordance with SFAS No. 128, diluted earnings per share must be calculated when an entity has convertible securities, warrants, options, and other securities that represent potential common shares. The purpose of calculating diluted earnings (loss) per share is to show (on a pro forma basis) per share earnings or losses assuming the exercise or conversion of all securities that are exercisable or convertible into common stock and that would either dilute or not affect basis EPS. As permitted by SFAS No. 128, the Company has retroactively applied the provisions of this new standard by showing the fully diluted earnings per common share for all periods presented.

NOTE 2 - PROPERTY AND EQUIPMENT

          Property and equipment at September 30, 1999 and 1998 consisted of the following:

                                                      September 30
                                                   1999           1998
                                               -----------    -----------
               Land                            $   102,926    $   102,926
               Buildings and improvements        2,057,888      1,989,036
               Furniture and fixtures               26,780         26,780
               Machinery and equipment           3,069,494      2,502,277
               Vehicles                             27,820         27,820
               Water Well                          121,441        121,441
                                               -----------    -----------

                        Total                  $ 5,406,348    $ 4,770,279

               Less accumulated depreciation    (2,375,320)    (1,993,473)

               Property and equipment- net     $ 3,031,028    $ 2,776,806

          Depreciation expense for the six month periods ended September 30, 1999 and 1998 was $205,695 and $138,440, respectively.

NOTE 3 - NOTES PAYABLE

          Notes payable at September 30, 1999 and 1998 consisted of the following:

                                                            September 30
                                                      -------------------------
                                                         1999           1998
                                                      ----------     ----------
         Note payable, secured by property,
         interest at 9.0%, interest and principal
         payments of $1,497 due monthly, matures
         July 1, 2012.                                   138,285        143,114

         Note payable, secured by property,
         interest at 8.0%, interest and principal
         payments of $702 due monthly, matures
         November 23, 2003.                               29,401         35,223

         Note payable, secured by property,
         interest at 8.05%, interest and principal
         payments of $16,124 due monthly, matures
         July 5, 2003.                                 1,214,975      1,305,103

         Note payable, secured by property,
         interest at 7.5%, interest and principal
         payments of $399 due monthly, matures
         November 15, 2002.                               13,447           --
                                                      ----------     ----------

         Balance forward                              $1,396,108     $1,483,440

                                                            September 30
                                                      -------------------------
                                                         1999           1998
                                                      ----------     ----------
         Balance forward                               $1,396,108    $1,483,440

         Note payable, secured by property,
         interest at 7.5%, interest and principal
         payments of $737 due monthly, matures
         October 15, 2002.                                24,218            -

         Note payable, secured by property,
         interest at 15.77%, interest and
         principal payments of $47 due monthly,
         matures December 16, 2001.                          209            776

         Note payable, secured by property,
         interest at 11.09%, interest and
         principal payments of $628 due monthly,
         matured April , 1999.                               173            628

         Note payable, secured by property,
         interest at 9.25%, interest and principal
         payments of $440 due monthly, matures
         September 22, 2002.                              13,766            -

         Note payable, secured by property,
         interest at 7.5%, interest and principal
         payments of $492 due monthly, matures
         April 1, 2004.                                   21,764            -

         Note payable, secured by property,
         interest at 8.12%, interest and principal
         payments of $1,531 due monthly, matures
         June 25, 2004.                                   72,175            -

         Note payable, secured by property,
         interest at 8.12%, interest and principal
         payments of $1,447 due monthly, matures
         June 25, 2004.                                   68,221


                  Total notes payable                  1,596,634      1,484,844

                  Less: current portion               (  178,992)     ( 103,909)
                                                      ----------     ----------

                  Long-term notes payable             $1,417,642     $1,380,935

           Maturities of long-term debt are as follows:

                           Period                               Amount
                           ------                               ------

                  Six months ending March 31, 2000            $   99,508
                  Year ending March 31, 2001                     187,630
                  Year ending March 31, 2002                     205,152
                  Year ending March 31, 2003                     223,143
                  Year ending March 31, 2004                     872,498
                  2005 and thereafter                              8,703
                                                              ----------

                           Total                              $1,596,634

NOTE 4 - NOTES PAYABLE RELATED PARTIES

          Notes payable to related parties at September 30, 1999 and 1998 consisted of the following:

                                                              September 30
                                                          1999            1998
                                                         ----------------------
         Notes payable to shareholders, unsecured,
         interest at 10%, interest payments due
         quarterly and annually, principal amount
         is due on demand.                               113,500        114,011

NOTE 5 - LINE OF CREDIT

          The Company has a line of credit with a bank. Borrowings, if any, would be secured and would have a maximum balance outstanding of $500,000. As of September 30, 1999 and 1998, the balance outstanding under the line was $ -0- and $300,000, respectively.

NOTE 6 - CAPITAL LEASES

          The Company leases certain equipment with lease terms ending in October 1999 through September 2003. Obligations under these capital leases have been recorded in the accompanying consolidated financial statements at the present value of future minimum lease payments. The capitalized cost of $945,388 less accumulated depreciation of $705,621 was included in property and equipment in the audited consolidated financial statements at March 31, 1999.

          Obligations under capital leases at September 30, 1999 and 1998 were as follows:

                                                              September 30
                                                          1999            1998
                                                        -----------------------
                    Total                               $  97,034     $ 100,000
                    Less: current portion                ( 33,080)     ( 30,000)
                                                        ---------     ---------

                    Long-term portion                   $  63,954     $  70,000

          The future minimum lease payments under these capital leases from September 30, 1999 and the net present value of the future minimum lease payments are as follows:

                    Six months ending
                    -----------------
                    March 31, 2000                                     $ 22,724

                    Year ending
                    -----------
                    March 31, 2001                                     $ 35,838
                    March 31, 2002                                       24,091
                    March 31, 2003                                       24,091
                    March 31, 2004                                       11,314
                    March 31, 2005 and thereafter                             0
                                                                       --------

                    Total future minimum lease payments                $118,058

                    Less, amount representing interest                (  21,024)
                                                                       --------

                    Present value of future minimum lease payments     $ 97,034

NOTE 7 - MAJOR CUSTOMERS AND SUPPLIERS

          Customers generating in excess of 10% of the Company's total sales were as follows: For the six months ended September 30, 1999 one customer generated sales of approximately 13% of total revenues. For the six months ended September 30, 1998, two customers generated combined sales of approximately 74% of total revenues.

          The Company purchased product from three suppliers during the six months periods ending September 30, 1999 and 1998 that generated costs in excess of 10% of the Company's total purchases. Purchases from these three suppliers combined made up 45% and 54% of total purchases for the six months ended September 30, 1999 and 1998, respectively.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

          Common Stock Contingency

          The Company is aware of numerous possible claims by individuals that received either through purchase or otherwise, 850,000 forged shares of the Company's common stock that purport to represent issued and outstanding shares. The shares are not listed on the Company's shareholder records and do not represent duly issued and outstanding shares of the Company's common stock. Although no litigation is pending in relation to these shares, it is possible that the Company may have to honor these 850,000 shares of common stock in the future. The shares have not been recorded by the Company at September 30, 1999 since the outcome is currently not estimatable.

          Leases

          The Company has entered into several non-cancelable leases, accounted for as operating leases, of certain machinery and equipment used in operations. The minimum future payments required under the operating leases are as follows:

                   Six months ending
                   -----------------
                   March 31, 2000                               $  86,788

                   Year ending
                   -----------
                   March 31, 2001                               $ 113,204
                   March 31, 2002                                  10,894
                   March 31, 2003                                  10,894
                   March 31, 2004                                   5,147
                   March 31, 2005 and thereafter                        0
                                                                ---------

                   Total future minimum lease payments          $ 226,927

NOTE 9 - WARRANTS OUTSTANDING

          On November 1, 1998, the Company granted warrants to a consultant to purchase 1,000,000 shares of the Company's common stock at $1.00 per share. The warrants are exercisable until July 1, 2008.

          On March 23, 1999, the Company granted warrants to an investor to purchase 2,000,000 shares of the Company's common stock at $1.00 per share. The warrants are exercisable until March 23, 2009.

          On April 1, 1999, the Company granted warrants to purchase 1,500,000 shares of the Company's common stock at $1.56 per share in connection with the purchase of the assets of Killer Bee, Inc. Warrants of 500,000 shares were granted to each of the sellers (three individuals, which included two executive officers and directors of the Company). The warrants are exercisable until April 1, 2009.

NOTE 10 - CONSOLIDATING STATEMENT OF OPERATIONS

          The Company's consolidating statement of operations for the six months ended September 30, 1999 is detailed in the attached schedule.

                                    PART III

ITEM 1      Index to Exhibits

Exhibit
Number            Description                                                           Location
------            -----------                                                           --------
2.0               Stock for Stock Acquisition Agreement                         Filed electronically
                  between Enviro Solution Int'l. and Custom                     herewith
                  Pack dated October 31, 1995

3.0               Articles of Incorporation dated May 29, 1986                  Filed electronically
                                                                                herewith

3.1               Certificate of Amendment of Articles of                       Filed electronically
                  Incorporation dated July 18, 1994                             herewith

3.2               Certificate of Amendment of Articles of                       Filed electronically
                  Incorporation dated November 21, 1994                         herewith

3.3               Certificate of Amendment of Articles of                       Filed electronically
                  Incorporation dated November 22, 1995                         herewith

3.4               Certificate of Amendment of Articles of                       Filed electronically
                  Incorporation dated November 25, 1997                         herewith

3.5               Certificate of Amendment of Articles of                       Filed electronically
                  Incorporation dated December 22, 1998                         herewith

3.6               By-Laws                                                       Filed electronically
                                                                                herewith

4.0               Specimen of common stock certificate                          Filed electronically
                                                                                herewith

4.1               Common stock purchase warrant dated                           Filed electronically
                  November 1, 1998                                              herewith

4.2               Form of common stock purchase warrant                         Filed electronically
                  dated April 1, 1999                                           herewith

4.3               Form of common stock purchase warrant                         Filed electronically
                  dated July 16, 1999                                           herewith

10.0              Agreement and Plan of Reorganization dated                    Filed electronically
                  October 1, 1997 between the company and                       herewith
                  shareholders of CoMar Foods, Inc.

Exhibit
Number            Description                                                           Location
------            -----------                                                           --------
10.1              Asset Purchase Agreement dated June 25, 1999                  Filed electronically
                                                                                herewith

21.0              List of Company's Subsidiaries                                Filed electronically
                                                                                herewith

27                Financial Data Schedule                                       Filed electronically
                                                                                herewith

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Global Seafood Technologies, Inc.



Date:   December 13, 1999                   By:    /s/ Brent Gutierrez
                                                    -----------------------
                                                    Brent Guttierrez, President